Marubeni
CORPORATION

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

05012440

SUPPL

Date: 2005/11/8

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed. We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Financial Results for 1st Half FY2005 (US GAAP Basis)
*Outline of Financial Results for 1st Half of FY2005
*Interim Financial Results for FY2005
*Annual Report 2005
*News Releases
- -Business Expansion with Ukraine
- -CDM Projects
- -Brazilian Gerdau Acominas
- -OMV concessions
- -Restructure of Projects in Indonesia
- -Woodchip import from New Zealand

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

Marubeni NEWS

Signing of Memorandum for Business Expansion with Ukraine

Marubeni Coporation

Aug,15,2005

Marubeni Corporation recently had a top level meeting with political leaders of Ukraine who were visiting Japan as official guests with Ukraine President Yushchenko, and signed a memorandum for mutual cooperation.

Ukraine, under the strong leadership of President Yushchenko, has been increasingly promoting democratization and the transition to a market economy in an aim to become WTO and EU members. The signing of this memorandum represents the strong expectation placed upon Marubeni' s contribution to the nation' s economic development.

【Content of the Memorandum】

Marubeni will utilize its wealth of business experience in various nations worldwide and cooperate in infrastructure development and agriculture. In infrastructure development, Marubeni will contribute to such areas as airport, railway, highway, bridge and other transportation infrastructure development; modernization of power plants and oil and gas distribution networks; coal mine methane gas recovery business with an eye to acquiring emissions credits; telecommunications infrastructure development and promotion of IT progress. In agriculture, Marubeni will collaborate in expanding exports of grains and improving the software aspects related to logistics.

The Ukraine side highly evaluates the activities Marubeni has conducted to date. In this collaboration, it says it will designate a Ukrainian representative for each separate project and follow up on the progress status so that projects advance smoothly.

【Specific Projects】

Borispol Airport (Kiev), the nation' s largest international airport, has seen rapid growth in the number of passengers in line with EU expansion and development of the Ukrainian economy and is faced with the urgent task of expanding the passenger terminal for international routes to accommodate this growth. This year, the Japanese Government decided to provide the first yen loan to Ukraine for airport expansion plans. Marubeni has a track record with airport expansion operations in Uzbekistan and Kazakhstan and intends to be proactively involved in this collaboration as well by making effective use of this experience.

Concerning the area of environment, Marubeni has indicated plans to collect methane gases emitting from coalmines and use these for power generation. Ukraine, however, has actually requested for Marubeni' s contribution in not only the environmental aspect of reducing

greenhouse gas emissions but also in the aspect of promoting safety measures against explosions that are all too familiar to coal mines.

In the area of agriculture, Marubeni initiated Japan's first import of barley and other feed grains produced in Ukraine in 2002. Ukraine has placed expectations on Marubeni's cooperation in regards to ongoing expansion of exports to Asia as well and Marubeni is studying its feasibility. In addition, concerning the logistics system for grains, Marubeni will offer the know-how it has cultivated in Japan, the U.S., Brazil and elsewhere.

Promotion of One of the World's Largest CDM Projects

Marubeni Corporation

Aug,16,2005

Marubeni would like to announce that an agreement on a Clean Development Mechanism (CDM) project with Zhejiang Juhua Co., Ltd. (hereafter, JH), a chemical products manufacturer of Zhejiang Province, China, has been signed jointly with JGC Corporation and Daioh Construction Co., Ltd. This project is part of efforts to reduce global greenhouse gas emissions and involves Japan being the investing country and China the host country.

This project is the first CDM project developed and realized in China by Japanese firms and is one of the world's largest CDM projects in terms of the amount of greenhouse gas emission reduction.

1. Overview of the Project

This CDM project involves emissions credits being acquired through recovery and decomposition of HFC23, global greenhouse gas, emitted at JH's HCFC production plant in Quzhou City, Zhejiang Province, China (hereafter, the JH CDM Project). This will be conducted by JMD Greenhouse-Gas Reduction Co., Ltd. (hereafter, JMD; see Note 1), the joint venture between Marubeni, JGC and Daioh Construction, jointly with JH. JMD and JH signed the CDM project agreement in Hangzhou City, Zhejiang Province, China on August 11.

Considering HFC23 has 11,700 times the global warming potential of carbon dioxide, the JH CDM Project expects to achieve vast reductions in greenhouse gases of the world's largest scale equivalent to about 40 million tons of CO_2.

2. Scheme of the JH CDM Project

In the JH CDM Project, JMD will provide JH with HFC23 decomposition technology and finance funds for construction of decomposition facilities, while JH will implement the decomposition project. JMD will provide all emissions credits obtained from this decomposition project to users of emissions credits in Japan, mainly Marubeni (see Note 2 on Scheme of JH CDM Project).

Furthermore, the majority of profits earned in the JH CDM Project are scheduled to be returned to China through the Chinese Government for such projects as those involving improvement of the environment.

3. Significance of the JH CDM Project and Future Schedule

In the Kyoto Protocol adopted in 1997, Japan committed itself to reducing greenhouse gas emissions by 6% compared to the level in 1990 over the five-year period from 2008 through 2012 (first commitment period). To achieve this commitment, Japan has been

estimated to require a reduction of 12% or more by 2010.

However, emission reductions would be difficult in Japan considering that thorough energy-saving measures are already in place. Thus, Japan is faced with the challenge of acquiring several tens of millions of tons per year of emissions credits through such steps as implementing CDM projects with developing nations.

On the other hand, the emissions credits acquired in the JH CDM Project considerably surpass the emissions credits earned through other CDM projects implemented to date and thus are expected to contribute greatly toward achieving Japan's target greenhouse gas emission reductions set in the Kyoto Protocol. Moreover, the JH CDM Project is viewed to also hold extreme significance in that it will be the first CDM project realized with China, a strong prospective host country for CDM projects, and Japan.

The JH CDM Project must obtain the approval of both the Japanese and Chinese Governments and undergo examination and registration by the UN before it can commence construction of facilities around the end of this year. Decomposition of HFC23 is set to begin in the first half of 2007.

4. Marubeni's Efforts toward Greenhouse Gas Emission Reduction

Marubeni inaugurated the Environmental Business Promotion Committee in fiscal 2004 and established the CO2 Emissions Credit Subcommittee as a subcommittee that specializes in studying the emissions credits business. In addition, the Emissions Credit Business Team was newly set up in April 2005 to exclusively handle emissions credits. Marubeni aims to launch a "one-stop-shop" type of business for emissions credits.

The Plant, Power & Infrastructure Projects Division responsible for this project development has been promoting renewable energy business projects (geothermal and wind power generation businesses) since the 1990s and started conducting electric power consolidation business (power and green certificates trading business) in the UK. Furthermore, in addition to the JH CDM Project, the Division is advancing other various types of CDM/JI projects. Specifically, projects being promoted include wind power generation in South Korea and reduction of methane gas in coalmines in Central Asia. Further, development of power generation, city gas and regional general development businesses will be considered in line with the commitment to greenhouse gas reductions.

Marubeni intends to proactively develop the emissions credits business by utilizing its general trading firm functions in collaboration with the division responsible for development of the CDM/JI projects and the Emissions Credit Business Team.

[Overview of JMD Greenhouse-Gas Reduction Co., Ltd.]

1. Establishment date : April 5, 2005

2. Representative : President Yusuke Shinoda
(Associate Executive Officer of JGC)

3. Investment structure : Marubeni 43% JGC 47%
Daioh Construction 10%

4. Address : 6F Shin-Ohtemachi Building,
2-2-1 Otemachi, Chiyoda Ward, Tokyo
(c/o JGC Corporation)

5. Contact : Attention: JGC Corporation
2-3-1 Minatomirai, Nishi Ward, Yokohama City
TEL: 81-45-682-8412

Project for Provision of Blast Furnace Blower and Power Generation Facilities for Brazilian Gerdau Acominas

Marubeni Corporation

Aug,17,2005

The consortium comprised of Marubeni Corporation, Mitsui Engineering & Shipbuilding Co., Ltd., Promon Engenharia S.A. and Siemens Ltda. won an order to build a blast furnace blower unit and power generation facilities for Gerdau Acominas S.A. of the Federative Republic of Brazil and signed a contract for the order. The contract is worth approximately 4 billion yen and construction is scheduled to be complete at the end of 2007.

Gerdau Acominas' steel plant situated in Ouro Branco, in the central eastern Brazilian state of Minas Gerais, is one of Brazil's largest steel plants as a facility for the production of steel bars. This project will constitute part of the expansion project the steel plant is promoting to boost annual production from 3 million tons to 4.5 million tons.

The concerned facilities are designed to achieve effective energy utilization in the steel plant by being structured to use the exhaust gas in the steel plant to drive a steam turbine and have this power the blower. The power generation capacity will be 35MW, where Marubeni and Mitsui Engineering & Shipbuilding will supply the blower equipment, Siemens will supply the power generation equipment and Promon Engenharia will oversee the entire design and supply auxiliary equipment.

Although business talks have been in heated battle with European manufacturers since last year, high evaluations of Mitsui Engineering & Shipbuilding's technical capabilities and Marubeni's coordination and extensive track record in Brazil led to being awarded the order.

Marubeni will continue to focus on steel plant orders in Brazil.

【Overview of Companies】

GERDAU ACOMINAS S.A.

Address : Minas Gerais, Brazil
Representative : Luiz Andre Rico Vicente
Paid-in capital : Approx. US$955 million (equivalent in Brazil's Real)
Line of business : Steel manufacturing

PROMON ENGENHARIA S.A.

Address : Rio de Janeiro, Brazil
Representative : Elfer Philbois Albaneze
Paid-in capital : Approx. US$30 million (equivalent in Brazil's real)
Line of business : Engineering

SIEMENS LTDA

Address : San Paulo, Brazil
Representative : Adilson Antonio Primo

Paid-in capital : US$131 million (equivalent in Brazil's Real)
Line of business : Electronics manufacturing

Acquisition of Concessions for Block 12 and Block 13 Mines Offshore Qatar

Marubeni Corporation

Aug,23,2005

Marubeni Corporation reached an agreement with Austria's OMV Aktiengesellschaft, the largest oil group in Central Europe, concerning the acquisition of OMV concessions of 7.5% in each of the Block 12 (Al Rayyan Field) and Block 13 offshore Qatar, and a concession sales agreement was signed between Marubeni's wholly-owned subsidiary Marubeni Oil & Gas (Qatar) Ltd. and OMV's wholly-owned subsidiary Preussag Energie International GmbH on August 22. Completion of the procedures for the concession acquisition is subject to such conditions as approval from the Government of Qatar (the deal will be effective from January 1, 2005).

The Block 12 that began production in 1996 and currently produces 15,000 barrels a day. Excavation work on additional production wells has been continued in pursuit of maintaining and increasing production volume. Daily production volume at the end of 2006 is expected to increase to about 25,000 barrels.

The Block 13 has an area of 686km2 (about the same as the 23 Tokyo wards) and is on the territorial limits between Qatar and Bahrain. Exploration work on this block was prohibited in the long period leading up to the 2001 resolution of the issue over the territorial limits between Qatar and Bahrain and thus is a block that has been untouched, which is rare in the central region of the Middle East where nearby are the world's largest gas field, North Field and oil field, Ghawar Oil Field.

Anadarko, the operator of the two blocks and owner of the remaining 92.5% of concessions, is an independent oil company ranked fifth in the U.S. with an extensive track record as operator and has a reputation for its experience as well as technical and financial capabilities. In this project, Marubeni will reinforce the relationship of trust and collaboration with Anadarko and dedicate efforts to expanding the profitability of this project.

Marubeni has positioned oil and gas upstream as an important business and has committed itself to further capture prime assets. The Block 12 and Block 13 are located in Qatar, the country which Marubeni has proactively been investing from before with involvement in the Qatar LNG Project among other projects. Based on these favorable terms between the two nations, Marubeni intends to continue searching for greater investment opportunities. In addition, with this project as a steppingstone, Marubeni will proactively tap new investment opportunities for oil and gas assets in surrounding Middle Eastern nations as well.

82-616

Restructure of Projects in Indonesia

Marubeni Corporation

Oct,12,2005

Today, Marubeni has finalized all procedure relevant to divestiture of Chandra Asri Project and acquisition of majority interest of Musi Pulp Project as announced on April 26, 2005.

Beginning of woodchip import from own plantation in New Zealand

Chuetsu Pulp & Paper Co., Ltd.
Hokuetsu Paper Mills Ltd.
Marusumi Paper Co., Ltd.
Marubeni Corporation

Oct,13,2005

New Zealand Plantation Forest Company Limited (NZPF), a joint afforestation establishment in the Whangarei district of New Zealand, formed by Chuetsu Pulp & Paper Co., Ltd., Hokuetsu Paper Mills Ltd., Marusumi Paper Co., Ltd. and Marubeni Corporation, will commence their first shipment of woodchips.

NZPF has planted Acacia trees since 1997, completing 2,500 hectares so far and will be continuing to expand area targeting 10,000 hectares of plantation in total. At present, 40,000 tons of trees will be harvested annually, and will increase harvest volume according to the expansion of plantation area. All harvested trees will be produced into woodchips, and sold to Chuetsu Pulp & Paper Co., Ltd., Hokuetsu Paper Mills Ltd., Marusumi Paper Co., Ltd. through Marubeni Corporation. The first shipment from NZPF will be loaded onto M/V SHIN SENDAI in mid-October for Chuetsu Pulp & Paper Co, Ltd., with woodchips formed from trees planted in 1997-98 period, and delivered to the Nomachi Mill. Hereafter, Hokuetsu Paper Mills Ltd. and Marusumi Paper Co., Ltd. will follow their first shipments from NZPF. Each company will be their first experience in using woodchips produced from their own Plantation.

1. Company name New Zealand Plantation Forest Company Limited

2. Address Auckland, New Zealand

3. Establishment date October 2, 1997

4. Scope of business Afforestation, Production and sales of woodchips

5. Capital NZ$9,000,000

6. Investment ratios Chuetsu Pulp & Paper Co., Ltd. 30%

Hokuetsu Paper Mills Ltd. 30%

Marusumi Paper Co., Ltd. 30%

Marubeni Corporation 8%

Marubeni New Zealand Ltd. 2%

Marubeni CORPORATION

Outline of Financial Results for 1st Half of FY2005

October 28, 2005

Marubeni Corporation
(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

Marubeni CORPORATION

1. FY2005 1H Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04		FY05			
				1st Half	Yearly	1st Half	(year-on-year basis)	Yearly Pros. (revised)	(achivement ratio)
Total volume of trading transactions(*)	8,972.2	8,793.3	7,902.5	3,742.0	7,936.3	4,014.4	(+7%)	8,700.0	(46%)
Gross trading profit (1)	438.0	424.6	406.8	210.8	450.5	236.2	(+12%)	490.0	(48%)
SGA expenses (2)	-390.8	-343.5	-326.6	-166.3	-338.4	-167.7	(+1%)	-350.0	(48%)
Adjusted operating profit (1) + (2)	**47.2**	**81.1**	**80.2**	**44.6**	**112.1**	**68.6**	(+54%)	**140.0**	(49%)
Restructuring costs	-2.5	-2.1		-1.5	-19.3				
Provision for doubtful accounts	-43.9	-5.7	-0.8	-2.5	-6.3	-3.2	(+28%)	-5.0	(64%)
Operating profit	**0.8**	**73.4**	**79.4**	**40.6**	**86.5**	**65.4**	(+61%)	**135.0**	(48%)
Interest expense-net (5)	-29.5	-23.5	-23.0	-12.4	-19.8	-12.2	(-2%)	-30.0	(41%)
Dividends received (3)	7.5	6.8	7.2	4.9	9.0	5.6	(+14%)	10.0	(56%)
Others	-142.7	-20.3	-3.4	-0.4	-14.1	-4.7	(+1075%)	-15.0	(-)
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	60.1	32.8	61.6	54.0	(+65%)	100.0	(54%)
Income (losses) before equity in earnings	67.7	-16.3	-35.7	-18.5	-36.7	-24.5	(+32%)	-50.0	(49%)
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.5	-1.4	-1.7	(+13%)	-3.5	(49%)
Equity in earnings (4)	1.4	13.4	15.6	12.5	20.7	16.7	(+34%)	30.0	(56%)
Restucturing costs in equity in earnings	-20.3	0.0	-1.3		0.0			0.0	
Loss from discontinued operation (after income tax)			-1.1	-1.1	-2.9	-6.4	(+482%)	-6.5	
Net income/loss	**-116.4**	**30.3**	**34.6**	**24.2**	**41.2**	**38.1**	(+58%)	**70.0**	(54%)
Core earings (1) + (2) + (3) + (4)	**56.1**	**101.3**	**103.0**	**62.0**	**141.8**	**90.9**	(+47%)	**180.0**	(51%)
Core earings less interest expense-net (1) + (2) + (3) + (4) + (5)	**26.6**	**77.8**	**80.0**	**49.6**	**122.0**	**78.7**	(+59%)	**150.0**	(52%)

Marubeni CORPORATION

2. Net Income

✓ Steady achievement of the targets



Net Income
Yearly
1H Results
Pros. at the start of fiscal year
(billions of yen)
80
60
40
20
0
Revised Yearly Pros. (Oct. '05)
70.0
upward revision
Yearly Pros. at Apr. '05
60.0
Initial target of "V"PLAN (50.0)
41.2
Net profit
30.3
34.6
Pros.at the start
(30.0)
(33.0)
(37.0)
1H Result
38.1
17.8
19.7
24.2
-107.0
Overall deficit due to restructuring
-116.4
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN

3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)



billions of yen)
150
100
50
0
1H Results
Yearly
Expansion of "Earnings Power"
✓ Effect of new investments
✓ Thorough emphasis on risk-return
25.5
47.2
45.4
81.1
38.5
80.2
44.6
112.1
+24.0 bn yen
54% up
1Q Result
68.6
Revised Yearly Pros.
140.0
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN
"strengthening of profit bases"

4. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)



Core earnings (Yearly)
Interest expense-net (Yearly)
1H Results Core earnings
1H Results Interest expense-net
(billions of yen)
200
150
100
50
0
-50
Revised Yearly Pros.
180.0
141.8
101.3
103.0
+28.9 bn yen
47% up
Core earnings
56.1
28.9
55.5
51.1
62.0
90.9
Interest expense-net
-29.5
-15.1
-23.5
-11.4
-23.0
-10.7
-19.8
-12.4
-30.0
-12.2
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN

5. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Sep. 2005	Changes (from Mar. 2005)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,144.7	(+51.4)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,169.3	(+54.6)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,314.0	(+106.0)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	681.3	(+22.2)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,571.8	(-55.4)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,253.1	(-33.2)
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,874.1	(+50.2)
Shareholders' equity	263.9	260.1	393.0	443.2	513.7	(+70.6)
Net D/E ratio (times)	10.3times	8.7times	5.01times	4.12times	3.65times	(-0.47points)
Equity Ratio (%)	5.49%	6.02%	9.24%	10.53%	11.91%	(+1.38points)
Current Ratio (%)	101.90%	104.57%	105.86%	111.20%	109.72%	(-1.48points)
ROA (%)	-	0.66%	0.81%	0.97%	-	
ROE (%)	-	11.57%	10.59%	9.87%	-	

(*) including current portion of long-term debt

Marubeni CORPORATION

6. Shareholders' Equity & Net Interest-bearing Debt

"A" PLAN → "V"PLAN

✓ Improvement of financial structures



(billions of yen)
600
500
400
300
200
100
0
Net D/E ratio
Shareholders' equity
10.3times
8.7times
5.01times
4.12times
3.65times
263.9
260.1
393.0
443.2
513.7
Original target of the "V"PLAN:
Shareholders' Equity 400~500 bn yen
Original target of the "V"PLAN: Net D/E ratio 4.0times~5.0times

	Mar.02	Mar.03	Mar.04	Mar.05	Sep.05
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	513.7
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,874.1
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	3.65times

7. Shareholders' Equity & Net Risk Assets

“A” PLAN → “V”PLAN

✓ Reinforcement of risk management



(billions of yen)
700
600
500
400
300
200
100
0
652.7
645.9
625.6
584.7
599.2
Net Risk Asset
Original target of "V"PLAN:
Net Risk Asset 580 bn yen
263.9
260.1
393.0
443.2
513.7
Shareholders' Equity

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Sep. 05
□ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	513.7
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	599.2
(2)-(1)	388.8	385.8	232.6	141.5	85.5

8. Cash Flows



(billions of yen)
Net cash provided by investing activities
Net cash provided by operating activities
350
300
250
200
150
100
50
0
-50
198.5
Depreciation n amortization:
71.1
Net income:
-116.4
inclusive
74.5
273.0
Free C/F
194.8
Depreciation n amortization:
63.7
Net income:
30.3
113.2
308.0
Free C/F
201.6
Depreciation n amortization:
53.3
Net income:
34.6
58.0
259.5
Free C/F
173.8
Depreciation n amortization:
64.4
Net income:
41.2
46.0
219.9
Free C/F
Depreciation n amortization:
31.7
Net income:
38.1
inclusive
3.7
-41.8
-38.1
FY2001
FY2002
FY2003
FY2004
FY2005 1H
"A" PLAN
"V"PLAN

9. Number and Consolidated Profits& Losses of Group Firms


Mar. 2002
Mar. 2003
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Net Profit/Loss
(billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
75.9%
77.5%
77.7%
72.7%
80.4%
73.7%
51.0
-107.6
-56.6
65.3
34.2
-31.1
63.8
21.4
-42.4
47.8
25.2
-22.6
92.7
47.2
-45.5
57.4
43.7
-13.7
Surplus amount
Net consolidated profit
Deficit amount
Profit-making firm ratio

	Mar. 2002	Mar. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005
umber of profit-making ms	391	375	390	380	422	414
umber of loss-making firms	124	109	112	143	103	148
tal number of nsolidated group firms	**515**	**484**	**502**	**523**	**525**	**562**
ofit-making firm ratio	**75.9%**	**77.5%**	**77.7%**	**72.7%**	**80.4%**	**73.7%**

◇ Operating Segment Information ◇

I. Gross Trading Profit by Operating Segment (FY2004 / FY2005)


(billions of yen)
Yearly
1st Half
Left : FY2004
Right : FY2005 (Yearly Pros. at Apr. 05)
90
80
70
60
50
40
30
20
10
0
71.3
36.3
70.0
33.9
25.2
12.3
28.5
12.2
46.6
22.5
54.0
22.5
26.9
14.5
28.5
16.4
42.1
19.9
54.0
30.0
15.7
7.4
24.0
11.0
51.7
24.6
52.0
24.8
36.7
18.4
41.5
17.8
28.3
12.5
31.5
13.2
27.5
10.8
28.0
11.0
5.8
3.0
6.0
3.6
1.2
0.6
1.0
0.5
81.4
40.7
78.0
43.2
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Strategies & Coordination
Domestic Branches & Overseas Corporate Subsidiaries

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004.

I. Net Income by Operating Segment (FY2004 / FY2005)


(billions of yen)
□ Yearly ■ 1st Half
Left : FY2004
Right : FY2005 (Yearly Pros. at Apr. 05)
20
15
10
5
0
-5
-10
-15
1.2
1.4
8.0
3.4
2.6
1.0
2.0
0.5
7.5
4.2
7.0
-2.9
4.5
3.5
5.0
4.4
15.9
7.2
12.5
9.5
9.8
4.1
10.5
7.9
9.2
4.9
5.5
3.0
-6.8
-14.8
1.5
-1.2
3.0
-12.0
4.5
3.8
-2.7
-11.4
0.5
0.9
4.0
1.6
2.5
2.3
11.5
5.8
10.0
10.8
5.7
4.4
6.0
5.7
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Strategies & Coordination
Domestic Branches & Overseas Corporate Subsidiaries

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004.

I. Total Assets by Operating Segment

(billions of yen) Term-end FY2004 / Term-end 1st Half FY2005



□ Mar. 2005
■ Sep. 2005
700
600
500
400
300
200
100
0
398.5
423.1
119.8
135.7
317.7
297.0
167.2
188.6
390.9
473.5
195.1
232.4
290.8
285.0
228.6
192.2
643.4
668.4
317.7
318.1
128.8
119.4
64.4
73.9
488.4
525.8
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Strategies & Coordination
Domestic Branches & Overseas Corporate Subsidiaries

Note) [box] ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004.

Marubeni CORPORATION

II. Segmental Information (1) <Agri-Marine Products>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	36.3	71.3	33.9	(-2.4)	70.0
Adjusted Operating Profit	5.2	9.9	5.8	(+0.6)	14.0
Core Earnings	7.5	10.3	6.6	(-0.9)	16.5
Net Income	1.4	1.2	3.4	(+2.0)	8.0
Total Assets	394.8	398.5	423.1	(+24.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit declined mainly because a subsidiary company was converted into an affiliated company.
- Net income increased because there was an extraordinary losses posted in FY2004 for the seafood related subsidiary.
- In upstream businesses, in an effort to expand turnover in Brazilian soy beans, Marubeni invested in 6.8% of a Brazilian port and harbor company which is affiliated with the Agrenco Group, which is a major European grain trader.
- To strengthen downstream distribution, Marubeni acquired 10% of The Daiei, Inc. in May of this year, and became a major shareholder in Tobu Store Co., Ltd. in raising Marubeni's holding in the company from 12.5% to 25%.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
8.1
15.6
5.8
12.0
7.5
10.3
6.6
16.5
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-5
3.7
7.1
3.6
7.0
1.4
1.2
3.4
8.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	0.6	0.7
Nacx Nakamura Corporation (Wholesale, transportation and processing of frozen foods, and refrigerated warehousing)	Subsidiary	83.5%	0.7	0.4
C.G.I.I. (Grain trading)	Subsidiary	100.0%	0.2	0.4
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.3	0.3
NPS/NPPI (Processing and wholesale of marine products)	Subsidiary	100.0%	-5.2	-0.1
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-0.8	-0.3
Yamaboshiya Co., Ltd (Wholesale of confectionery)	Affiliate	44.7%	0.0	0.4
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.2%	(please see the note below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	25.4%	(please see the note below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	30.2%	(please see the note below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below)	

(Note) We are not able to mention the financial results of those listed companies.

II. Segmental Information (2) <Textile>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	12.3	25.2	12.2	(-0.1)	28.5
Adjusted Operating Profit	2.3	4.9	1.7	(-0.6)	7.0
Core Earnings	2.3	5.0	1.7	(-0.6)	7.0
Net Income	1.0	2.6	0.5	(-0.5)	2.0
Total Assets	129.7	119.8	135.7	(+15.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit declined as profitability on fabrics declined which was only partly offset by the increased profitability in textile products.
- Net income decreased due to a deterioration of SG&A and an extraordinary gain on disposal of fixed assets in the 1st half of FY2004 for subsidiary.
- The Group continued to strengthen domestic downstream areas by acquiring casual apparel maker Baisu Corporation Ltd.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
2.1
4.8
2.5
4.5
2.3
5.0
1.7
7.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)


15
10
5
0
-5
0.9
1.9
1.2
1.8
1.0
2.6
0.5
2.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.1	0.2

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	22.5	46.6	22.5	(+0.0)	54.0
Adjusted Operating Profit	6.8	14.1	7.3	(+0.5)	18.5
Core Earnings	7.0	14.5	6.9	(-0.1)	19.0
Net Income	4.2	7.5	-2.9	(-7.1)	7.0
Total Assets	324.3	317.7	297.0	(-20.7)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Net income decreased due to losses on leisure-related business.
- The market for pulp and wood chips recorded mild growth amidst soaring global prices for raw materials. The domestic paper market was weakened by increasing paper imports and the inability to pass on higher raw material and fuel costs onto product prices
- As to Daishowa-Marubeni International, factory expense increased due to cost rise of chip and fuel. Then operating performance was weaker-than-expected owing to sharp appreciation of the Canadian dollars and deterioration in market.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
6.6
11.9
5.8
13.1
7.0
14.5
6.9
19.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-5
2.6
4.9
3.1
6.3
4.2
7.5
-2.9
7.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Pulp & Paper Sales Co., L (Wholesale of all types of paper)	Subsidiary	88.5%	0.2	0.9
WA Plantation Resources (Wood chip export and plantation)	Subsidiary	60.0%	0.2	0.2
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium, containerboard and printing paper)	Subsidiary	76.8%	0.7	0.2
Marubeni Building Materials Co., Ltd (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.3	0.2
Hunter Mountain Shiobara Inc. (Development and management of ski resorts and other leisure facilities)	Subsidiary	70.0%	withdrawal from the business	
Nasu Resort Corporation (Operation of leisure facilities)	Subsidiary	70.0%	withdrawal from the business	
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.6	0.4
Daishowa-Marubeni International (Manufacture and sales of pulp)	Affiliate	50.0%	0.0	-0.5

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	14.5	26.9	16.4	(+1.8)	28.5
Adjusted Operating Profit	4.1	5.9	5.9	(+1.8)	7.5
Core Earnings	5.9	8.5	7.6	(+1.7)	10.5
Net Income	3.5	4.5	4.4	(+1.0)	5.0
Total Assets	171.3	167.2	188.6	(+21.5)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit increased mainly in synthetic resins, vinyl chloride alkali, and electronic materials.
- In the petrochemical products business, strong demand in Asia and in China in particular resulted . In addition, growing demand in automobile and packaging related markets supported firm demand for synthetic resins.
- Transactions of electronic materials for export to China saw favorable expansion supported by a strategic partnership with the Beijing Orient Electronics Group, a leading IT company in China.


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
5.3
7.5
4.7
6.1
5.9
8.5
7.6
10.5
FY2002
FY2003
FY2004
FY2005


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
3.5
2.1
3.1
3.3
3.5
4.5
4.4
5.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Agrovista B.V. (Holding company of agrochemicals distribution companies in the U.K. and the Netherlands)	Subsidiary	100.0%	0.6	0.6
Agrovista France (Holding company of agrochemicals and home and garden products distribution companies in France)	Subsidiary	100.0%	0.2	0.3
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.2	0.2
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.1	0.2
Dampier Salt (Production and sales of salt and gypsum)	Affiliate	20.4%	0.2	0.3
Shanghai Asahi Electronic Glass Co (Manufacture and sales of glass bulbs for CRT)	Affiliate	25.0%	0.4	0.1

Marubeni CORPORATION

II. Segmental Information (5) <Energy>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	19.9	42.1	30.0	(+10.2)	54.0
Adjusted Operating Profit	10.5	23.8	16.3	(+5.8)	25.5
Core Earnings	12.1	27.8	18.1	(+6.0)	28.5
Net Income	7.2	15.9	9.5	(+2.3)	12.5
Total Assets	299.7	390.9	473.5	(+82.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit increased due to concessions in natural resources fields and trading of oil and gas.
- The earnings base for the business was expanded further by new projects such as the Equatorial Guinea LNG project and the acquisition of concessions such as the al-Rayyan oil field in Qatar.

<Effect on earnings of price movements>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 200 mil. yen



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
9.0
14.2
8.0
15.2
12.1
27.8
18.1
28.5
FY2002
FY2003
FY2004
FY2005



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
5.2
6.6
4.6
10.1
7.2
15.9
9.5
12.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Total of 4 projects related to energy concession business (Oil and gas development and production)	Subsidiary	100.0%	2.7	5.9
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	1.4	1.5
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.3	0.2
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.3	0.2

II. Segmental Information (6) <Metals & Mineral Resources>

Marubeni CORPORATION

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	7.4	15.7	11.0	(+3.7)	24.0
Adjusted Operating Profit	3.1	7.1	6.7	(+3.6)	14.5
Core Earnings	5.4	13.1	11.0	(+5.6)	18.5
Net Income	4.1	9.8	7.9	(+3.7)	10.5
Total Assets	189.2	195.1	232.4	(+37.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
3.0
6.9
2.7
6.1
5.4
13.1
11.0
18.5
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
-5
0.8
1.9
2.3
4.3
4.1
9.8
7.9
10.5
FY2002
FY2003
FY2004
FY2005

1st Half FY2005 Highlights

- Gross trading profit rose due mainly to an increase in sales bolstering by soaring prices of coal and iron ore.
- Net income remarkably increased due to rising equity in earnings from copper concentrate business.
- Capacity expansion at the Aluminerie Alouette aluminum smelter in Canada in which Marubeni has an interest was completed. Then Marubeni's aluminum bullion trading volume increased from 16,000 tons/year to 37,000 tons/year.

<Effect on earnings of price movements>
Copper
⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil.yen

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	0.6	1.9
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	1.1	1.0
Nippon LP Resources (Investing in Los Pelambres copper mine in Chile)	Affiliate	35.0%	2.0	3.9

II. Segmental Information (7) <Transportation Machinery>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	24.6	51.7	24.8	(+0.2)	52.0
Adjusted Operating Profit	5.8	12.5	4.8	(-1.0)	13.5
Core Earnings	7.7	15.5	7.2	(-0.5)	15.5
Net Income	4.9	9.2	3.0	(-1.9)	5.5
Total Assets	-	290.8	285.0	(-5.8)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit increased as lower earnings in private aircraft and defense system-related businesses were more than offset by sales from construction and agricultural machinery as well as ship-related trade.
- Net income decreased due to loss provision for withdrawal from automotive-related subsidiaries.
- In shipping, the Group delivered approximately 20 newly built ships in Japan and overseas, and received orders for over 30 new ships.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
(see the marginal note)
7.7
15.5
7.2
15.5
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)


15
10
5
0
-5
(see the marginal note)
4.9
9.2
3.0
5.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
ROYAL MARITIME (Ship leasing and financing)	Subsidiary	100.0%	2.4	2.2
MACME (Import, distribution and service of Nissan vehicles and parts)	Subsidiary	100.0%	0.4	0.8
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	0.5	0.1
Kubota U.K. (Sales and service of Kubota tractors, generators, engines and construction machinery)	Affiliate	40.0%	0.2	0.3
Kubota Canada (Sales and service of Kubota tractors, generators, engines and construction machinery)	Affiliate	20.0%	0.2	0.3

(Note) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (8) <Industrial Machinery & Information Business>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	18.4	36.7	17.8	(-0.6)	41.5
Adjusted Operating Profit	-2.5	-3.2	-0.5	(+2.0)	3.5
Core Earnings	-2.4	-3.5	-0.6	(+1.8)	4.0
Net Income	-6.8	-14.8	-1.2	(+5.6)	1.5
Total Assets	-	228.6	192.2	(-36.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit decreased owning to the computer-related company which was converted into an affiliated company.
- Net income significantly improved, since there were extraordinary losses posted in the 1st half of FY2004 for subsidiaries.
- In the production machinery business, Marubeni won an order for an automobile manufacturing line in India. And in the public security area, Marubeni won an order for a back-up fingerprint identification system from the Interior Ministry of the South African government.



(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
(see the marginal note)
-2.4
-3.5
-0.6
4.0
FY2002
FY2003
FY2004
FY2005



(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
(see the marginal note)
-6.8
-14.8
-1.2
1.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Global Solution KK (Internet access service, ASP and iDC service provider)	Subsidiary	100.0%	-1.7	0.1
Meditec Corporation (Import, sales and maintenance of medical equipment)	Subsidiary	100.0%	-3.1	-0.1
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	100.0%	-1.0	-0.6

(Note) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

Marubeni CORPORATION

II. Segmental Information (9) <Plant, Power & Infrastructure Projects>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	12.5	28.3	13.2	(+0.7)	31.5
Adjusted Operating Profit	1.3	3.8	1.8	(+0.5)	7.0
Core Earnings	4.4	5.2	3.5	(-0.9)	12.0
Net Income	3.0	-12.0	3.8	(+0.8)	4.5
Total Assets	-	643.4	668.4	(+25.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit grew in IPP business.
- In the overseas IPP business, Marubeni received an order for a large-scale coal-fired thermal electric power plant in Viet Nam and a hybrid thermal electric power plant in Thailand. In addition, Marubeni decided to participate in South Korea's largest wind power generation project, and acquired development rights for power and water project in Saudi Arabia.
- Orders were also received in the plant business for a large-scale oil refinery project in Viet Nam and for hot rolling machine for iron manufacture from Turkey.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
(see the marginal note)
4.4
5.2
3.5
12.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
(see the marginal note)
3.0
-12.0
3.8
4.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Axia Power Holding (Holding company of overseas power assets)	Subsidiary	100.0%	3.4	3.7
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	3.8	0.9
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.5	0.3
Compania De Servicios De Compres (Compression of associated gas at Cantarell oil field in Mexico)	Affiliate	50.0%	0.4	0.2
Compania De Nitrogeno De Cantare (Production and supply of nitrogen for PEMEX of Mexico)	Affiliate	35.0%	0.1	0.1
MUSI Pulp Project (Production and sales of pulp in Indonesia)	Affiliate	45.0%	-0.7	-0.2
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	1.8	-0.4

(Note) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (10) <Development & Construction>

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	10.8	27.5	11.0	(+0.1)	28.0
Adjusted Operating Profit	2.5	9.1	3.3	(+0.8)	11.0
Core Earnings	2.9	9.0	3.4	(+0.5)	11.0
Net Income	-2.7	-11.4	0.9	(+3.7)	0.5
Total Assets	332.6	317.7	318.1	(+0.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Net income marked an improvement, since there were extraordinary losses posted in the 1st half of FY2004 for parent and subsidiaries.
- Favorable sales were recorded in the domestic condominium business, including central Tokyo units and family-oriented units.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
3.0
10.8
0.4
7.1
2.9
9.0
3.4
11.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-2.5
-0.2
-2.1
-0.2
-2.7
-11.4
0.9
0.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	-0.1	0.5

II. Segmental Information (11) <Finance & Logistics Business>

Marubeni CORPORATION

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	3.0	5.8	3.6	(+0.5)	6.0
Adjusted Operating Profit	-0.3	-0.5	0.1	(+0.4)	-1.5
Core Earnings	0.4	1.0	0.9	(+0.5)	0.0
Net Income	1.6	4.0	2.3	(+0.7)	2.5
Total Assets	126.6	128.8	119.4	(-9.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

1st Half FY2005 Highlights

- Gross trading profit grew supported by growth in funds and logistics-related businesses.
- Net income increased following the realization of capital gains from investment fund.
- In the finance area, MBI fund made investments in large projects such as the Daiei, Inc. and Pokka Corporation.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
-0.1
0.0
0.0
-0.1
0.4
1.0
0.9
0.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
-5
2.7
3.3
1.3
2.5
1.6
4.0
2.3
2.5
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	0.3	0.5

II. Segmental Information (12)

Marubeni CORPORATION

<Iron & Steel Strategies, Domestic Branches & Overseas Corporate Subsidiaries >

<Iron & Steel Strategies and Coordination>

1st Half FY2005 Highlights

- Net income grew significantly due to a rise in equity earnings in Marubeni-Itochu Steel Inc.
- The steel products business centering on Marubeni-Itochu Steel, Inc. recorded favorable growth on strong demand for steel products in Japan, China, Southeast Asia and the U.S.

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	0.6	1.2	0.5	(-0.1)	1.0
Adjusted Operating Profit	0.1	0.3	0.1	(-0.1)	0.0
Core Earnings	6.0	12.1	11.5	(+5.5)	10.5
Net Income	5.8	11.5	10.8	(+5.0)	10.0
Total Assets	61.8	64.4	73.9	(+9.6)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	5.0	9.5
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	0.9	1.8

<Domestic branches & Overseas Corporate Subsidiaries >

1st Half FY2005 Highlights

- Gross trading profit increased owing to favorable condominium sales at Nagoya branch and favorable growth in Marubeni America Corporation mainly driven by Helena Chemical Company which sells agrichemicals and fertilizer.
- Net income grew due to mainly on expanded transactions in chemical products, base metals, materials, and pulp and paper on Hong Kong & South China Ltd., Marubeni Taiwan Co., Ltd. and Marubeni Thailand Corporation.

(billions of yen)	FY2004 (1st Half)	FY2004 Yearly	FY2005 (1st Half)	FY2005 Variance (*)	(Reference) Yearly Pros. at April 05
Gross Trading Profit	40.7	81.4	43.2	(+2.5)	78.0
Adjusted Operating Profit	9.5	15.5	10.8	(+1.3)	13.5
Core Earnings	9.8	17.1	11.5	(+1.7)	14.5
Net Income	4.4	5.7	5.7	(+1.3)	6.0
Total Assets	502.2	488.4	525.8	(+37.5)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2004 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	3.4	4.1
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	0.6	0.4
Marubeni Hong Kong & South China (Overseas corporate subsidiary in Hong Kong and South China)	Subsidiary	100.0%	0.2	0.1

Marubeni CORPORATION

Interim Financial Results for FY2005

(April 1, 2005～September 30, 2005)

November 1, 2005

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.
The original in Japanese should be considered the primary version.

Interim Financial Results for FY2005

Contents

I. Consolidated Financial Results for 1st Half FY2005

<Reference>

Summary of Consolidated Financial Statements for 1st Half FY2005

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for 1st Half FY2005

Marubeni Corporation

1. Consolidated Statements of Income

	Millions of yen			
	Six months ended September 30			
	2005	2004	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **1,437,931**	¥ 1,459,070	¥ - 21,139	-1.4 %
Commissions on services and trading margins	**89,747**	76,011	13,736	18.1 %
Total	**1,527,678**	1,535,081	-7,403	-0.5 %
Cost of revenues from trading and other activities	**- 1,291,452**	- 1,324,244	32,792	-2.5 %
Gross trading profit	**236,226**	210,837	25,389	12.0 %
Expenses and other:				
Selling, general and administrative expenses	**- 167,673**	- 166,265	- 1,408	0.8 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**-**	- 1,453	1,453	-
Provision for doubtful accounts	**- 3,176**	- 2,471	-705	28.5%
Interest income	**10,118**	9,206	912	9.9%
Interest expense	**- 22,307**	- 21,594	-713	3.3 %
Dividends received	**5,597**	4,917	680	13.8 %
Impairment loss on investment securities	**- 638**	- 2,645	2,007	- 75.9 %
Gain (loss) on sales of investment securities	**2,512**	11,465	- 8,953	-78.1 %
Gain (loss) on property and equipment	**- 3,151**	- 2,661	- 490	18.4%
Other – net	**- 3,460**	- 6,531	3,071	-47.0 %
Total	**- 182,178**	- 178,032	- 4,146	2.3 %
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of affiliated companies	**54,048**	32,805	21,243	64.8 %
Provision for income taxes	**- 24,533**	- 18,522	- 6,011	32.5 %
Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	**29,515**	14,283	15,232	106.6 %
Minority interests in consolidated subsidiaries	**- 1,724**	- 1,538	- 186	12.1 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**16,732**	12,487	4,245	34.0 %
Net income (loss) from continuing operations	**44,523**	¥ 25,232	¥ 19,291	76.5 %
Loss from Discontinued Operations (after income tax)	**-6,400**	¥ - 1,073	¥ -5,327	496.5 %
Net Income	¥ **38,123**	¥ 24,159	¥ 13,964	57.8 %
Dividend for preferred shares	¥ **755**	¥ -	¥ 755	-
Net income available for shareholders	**37,368**	24,159	13,209	54.7 %
Basic earnings per share *(yen)*	¥ **25.03**	¥ 16.18	¥ 8.85	54.7 %
Diluted earnings per share *(yen)*	**20.94**	13.06	7.88	60.3%
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 4,014,371**	¥ 3,742,041	¥ 272,330	7.3 %
Operating profit (Based on Japanese accounting practice)	**65,377**	40,648	24,729	60.8 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

(Note 3) In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for the 1st half FY2004 have been reclassified, in relation to operations discontinued during the 1st half FY2005.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions: 1st Half FY2005	Total volume of trading transactions: Variance year-on-year	Gross trading profit: 1st Half FY2005	Gross trading profit: Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	474.7	- 8.9	33.9	- 2.4	Decrease due to conversion of subsidiaries into affiliates.
Textile	167.1	- 7.3	12.2	- 0.1	Increase in finished products, offset by decrease in fabrics.
Forest Products & General Merchandise	392.6	- 2.0	22.5	0.0	
Chemicals	382.1	64.5	16.4	1.8	Increase mainly in synthetic resins, vinyl chloride alkali, and electronic materials.
Energy	1,000.5	187.1	30.0	10.2	Increase in oil-related trade and higher earnings from new concessions.
Metals & Mineral Resources	342.4	41.7	11.0	3.7	Increase supported by rising coal and iron ore prices.
Transportation Machinery	358.7	48.7	24.8	0.2	Increase mainly supported by ship-related trade.
Industrial Machinery&Information Business	170.1	- 62.6	17.8	- 0.6	Decrease due to conversion of subsidiaries into affiliates.
Plant,Power&Infrastracture Projects	254.5	14.2	13.2	0.7	Increase supported by the electronic power operating company.
Development & Construction	70.8	12.4	11.0	0.1	
Finance & Logistics Business	12.3	1.8	3.6	0.5	Increase in funds business
Iron&Steel Strategies and Coordination	0.5	- 0.1	0.5	- 0.1	
Domestic Branches and Offices	66.1	- 1.7	2.3	0.3	
Overseas Corporate Subsidiaries	595.8	16.2	40.9	2.2	Increase supported by U.S. agrichemicals business.
Corporate & elimination, etc.	- 273.7	- 31.7	- 3.8	8.9	
Consolidated	4,014.4	- 272.3	236.2	25.4	

(billions of yen)	1st Half FY2005	1st Half FY2004	Variance
Revenue	1,527.7	1,535.1	- 7.4

2. Expenses:

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 167.7	- 166.3	- 1.4	
(Personnel expenses)	(- 80.5)	(- 80.0)	(- 0.4)	
(Transportation expenses)	(- 7.2)	(- 6.9)	(- 0.3)	
(Service commisions)	(- 10.8)	(- 10.7)	(- 0.1)	
(Depreciation expenses)	(- 8.8)	(- 10.3)	(1.6)	Decrease in Parent and subsidiaries related to information business.
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	—	- 1.5)	(1.5)	
Provision for doubtful accounts	- 3.2	- 2.5	- 0.7	Increase in allowance for overseas bad debt.
Total	- 170.8	- 170.2	- 0.7	

3. Financial Expenses:

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance	
Interest income	10.1	9.2	0.9	
Interest expense	- 22.3	- 21.6	- 0.7	
(Interest - net)	(- 12.2)	(- 12.4)	(0.2)	**(Breakdown of dividends)**
Dividends	5.6	4.9	0.7	Parent: 2.7(domestic1.9, overseas0.8), subsidiaries: 2.5
Total	- 6.6	- 7.5	0.9	

4. Gain (loss) on investment securities:

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance	(Main reasons for increase/ decrease)
Gain (loss) on sales of investment securities	2.5	11.5	- 9.0	Decrease in gain on sales of investment securities held by Parent.
Impairment losses on investment securities	- 0.6	- 2.6	2.0	Decrease in impairment losses on investment securities held by Parent.
Total	1.9	8.8	- 6.9	

5. Gain (loss) on property and equipment:

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance	
Gain on sales of property and equipment	0.6	1.5	- 1.0	Decrease in subsidiaries.
Loss on sales of property and equipment/ devaluation losses	- 3.7	- 4.2	0.5	Decrease in Parent
Total	- 3.2	- 2.7	- 0.5	

6. Other-net

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance
Gain (loss) on foreign exchange	3.8	2.2	1.6
Loss on affiliated companies	0.1	- 0.6	0.7
Other	- 7.3	- 8.1	0.7
Total	- 3.5	- 6.5	3.1

7. Equity in earnings (losses) of affiliated companies (after income tax effects)

(billions of yen)	1st Half FY2005	1st Half FY2004	Variance
Marubeni-Itochu Steel Inc.	9.5	5.0	4.4
Nippon LP Resources	3.9	2.0	1.9
Thai Cold Rolled Steel	1.8	0.9	0.9
Marusumi Paper Co.,Ltd.	0.4	0.6	- 0.2
Yamaboshiya Co.,Ltd.	0.4	0.0	0.4
TAPAL ENERGY	0.3	0.5	- 0.1
Uni-Mar Enerji	- 0.4	1.8	- 2.2
Daishowa-Marubeni	- 0.5	0.0	- 0.5
Other	1.3	1.6	- 0.3

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	September 30 2005	March 31 2005	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 379,002**	¥ 462,450	**-83,448**
Investment securities	**34,613**	32,946	**1,667**
Notes and accounts receivable - trade:			
Notes receivable	**97,596**	101,298	**- 3,702**
Accounts receivable	**868,387**	783,001	**85,386**
Due from affiliated companies	**89,093**	94,453	**- 5,360**
Allowance for doubtful accounts	**- 21,990**	- 24,620	**2,630**
Inventories	**403,569**	376,480	**27,089**
Advance payments to suppliers	**84,481**	83,529	**952**
Deferred income taxes	**42,674**	43,483	**- 809**
Prepaid expenses and other current assets	**167,293**	140,332	**26,961**
Total current assets	**2,144,718**	2,093,352	**51,366**
Investments and long-term receivables:			
Affiliated companies	**355,144**	325,380	**29,764**
Securities and other investments	**544,247**	483,928	**60,319**
Notes, loans and accounts receivable - trade	**245,985**	270,792	**- 24,807**
Allowance for doubtful accounts	**- 84,930**	- 84,696	**- 234**
Property leased to others, at cost, less accumulated depreciation	**246,339**	248,338	**- 1,999**
Total investments and long-term receivables	**1,306,785**	1,243,742	**63,043**
Net property and equipment	**547,557**	532,306	**15,251**
Prepaid pension cost	**84,903**	84,709	**194**
Deferred income taxes	**70,902**	89,284	**- 18,382**
Intangible fixed assets	**39,384**	35,548	**3,836**
Goodwill	**29,414**	27,509	**1,905**
Other assets	**90,325**	101,587	**- 11,262**
Total assets	**¥4,313,988**	¥4,208,037	**¥ 105,951**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	September 30 2005	March 31 2005	Variance
	Millions of yen		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 320,960**	¥ 344,597	**¥ - 23,637**
Current portion of long-term debt	**360,339**	314,501	**45,838**
Notes and accounts payable-trade			
Notes and acceptances payable	**182,980**	207,663	**- 24,683**
Accounts payable	**711,577**	650,387	**61,190**
Due to affiliated companies	**45,011**	44,817	**194**
Advance payments received from customers	**73,009**	80,502	**- 7,493**
Income taxes	**18,142**	13,541	**4,601**
Deferred income taxes	**3,673**	3,849	**- 176**
Accrued expenses and other current liabilities	**239,035**	222,721	**16,314**
Total current liabilities	**1,954,726**	1,882,578	**72,148**
Long-term debt, less current portion	**1,770,774**	1,813,722	**- 42,948**
Employees' retirement benefits	**8,475**	9,319	**- 844**
Deferred income taxes	**24,078**	18,851	**5,227**
Minority interests in consolidated subsidiaries	**42,212**	40,415	**1,797**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**-**
Additional paid-in capital	**125,438**	125,436	**2**
Retained earnings (losses)	**161,835**	131,195	**30,640**
Accumulated other comprehensive loss	**- 5,147**	- 45,126	**39,979**
Cost of common stock in treasury	**- 192**	- 142	**- 50**
Total shareholders' equity	**513,723**	443,152	**70,571**
Total liabilities and shareholders' equity	**4,313,988**	4,208,037	**¥ 105,951**

(millions of yen)			
***Cash and cash equivalents:**	**¥ 367,327**	¥ 459,194	**¥ - 91,867**
***Accumulated other comprehensive loss:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 75,499**	¥ 46,661	**¥ 28,838**
Currency translation adjustments, net of reclassification	**- 74,870**	- 89,586	**14,716**
Minimum pension liability adjustment	**- 647**	- 647	**-**
Net unrealized losses on derivatives	**- 5,129**	- 1,554	**- 3,575**

1. Major Increase/Decrease

Assets

	Billions of yen		
	Sept. 05	Variance from March 05	
Cash and cash equivalents, and time deposits	379.0	- 83.4	Decrease mainly in *Parent.*
Accounts receivable	868.4	+ 85.4	Increase in Parent and subsidiaries.
Due from affiliated companies	89.1	- 5.4	Decrease in accounts receivable.
Inventories	403.6	+ 27.1	Increase mainly in *subsidiaries.*
Other current assets	167.3	+ 27.0	Increase mainly in *subsidiaries.*
Investments and long-term receivables from affiliated companies	355.1	+ 29.8	Increase due to equity in earnings of affiliated companies, and reclassification of some subsidiaries to affiliates.
Securities and other investments	544.2	+ 60.3	Increase due to a rise in market value of listed stocks, and in agri-marine products related business.
Notes, loans and accounts receivable - trade	246.0	- 24.8	Increase mainly in long-term loans receivable.
Net property and equipment	547.6	+ 15.3	Increase mainly in subsidiaries.
Other assets	90.3	- 11.3	Decreae mainly in Parent.
Deferred income taxes (Assets) (Current/Fixed)	113.6	- 19.2	
Deferred income taxes (Liabilities) (Current/Fixed)	27.8	+ 5.1	
Deferred income taxes-net	85.8	- 24.2	

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen Sept. 05	Variance from March 05	
Short-term loans	321.0	-23.6	Decrease mainly in subsidiaries
Current portion of long-term debt	360.3	45.8	Increase in bond and loans
Long-term interest-bearing debt, less current portion	1,571.8	-55.4	Decrease in bond and loans
Short & long-term loans, debentures	2,253.1	-33.2	Effects of FASB133 +9.9 (Variance from Mar. 2005 -8.8)
Net interest-bearing debt	1,874.1	50.2	Net interest-bearing debt excluding effects of FASB133 effects 1,864.2 (Variance from Mar. 2005 +59.0)
Notes payable	183.0	-24.7	Decrease mainly in Parent
Accounts payable	711.6	61.2	Increase mainly in subsidiaries
Other current liabilities	239.0	16.3	Increase mainly in Parent and decrease in subsidiaries.

Shareholders' equity

	Billions of yen Sept. 05	Variance from March 05	
Total shareholders' equity	513.7	+ 70.6	Retained earnings +30.6 (Net income +38.1, Dividend paid -7.5), Currency translation adjustments +14.7, Net unrealized gains (losses) on investment securities +28.8, Net unrealized losses on derivatives -3.6

2. Financial Position

	Sept. 05	March 05	
Ratio of net worth to total assets	11.90%	10.50%	
Current ratio	109.7%	111.2%	
D/E ratio ※	3.65 times	4.12 times	※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	1st Half FY2005	1st Half FY2004
R O A	0.89%	0.58%
R O E	7.97%	6.04%

3. Consolidated Statements of Cash Flows

	Millions of yen	
	Six Months ended Sept. 30, 2005	
Operating activities		
Net income (loss)	¥ 38,123	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	34,806	
Changes in operating assets and liabilities:	- 66,636	Increase in general operating fund
Other	-2,610	
Net cash provided by operating activities	3,683	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	21,041	Cash inflow from sales of stock held by the Parent, outflow due to investment in Daiei etc.
Purchases of securities and other investments	- 46,395	
Proceeds from sales of property and equipment and property leased to others	10,453	Cash outflow due to purchase of oversea leased assets and projects etc.
Purchases of property and equipment and property leased to others	- 46,284	
Collection of loans receivable	34,532	Collection of overseas receivables held by the Parent
Loans made to customers	- 16,931	
Other	1,795	
Net cash provided (used) by investing activities	- 41,789	
Free Cash Flows	-38,106	
Financing activities		
Net decrease (increase) in short-term loans	- 34,145	Cash reserves and free cash flow appropriated to repayments of debt
Proceeds from long-term debt	265,270	
Payments of long-term debt	- 282,089	
Cash dividend	- 7,483	
(Purchase) sale of treasury stock	- 48	
Other	- 602	
Net cash used (provided) in financing activities	- 59,097	
Effect of exchange rate changes on cash and cash equivalents	5,336	
Net increase (decrease) in cash and cash equivalents	- 91,867	
Cash and cash equivalents at beginning of period	459,194	
Cash and cash equivalents at end of period	367,327	

These financial statements are based on US GAAP.

4. Consolidated Companies

1. Increase/Decrease of Consolidated Surplus/Deficit

1st Half FY2005

(billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	103	7.5	45	-4.8	148	2.7
	(ratio)	70%		30%			
	Overseas	184	30.3	60	-6.0	244	24.3
	(ratio)	75%		25%			
	Total	287	37.7	105	-10.7	392	27.0
	(ratio)	73%		27%			
Affiliated companies	Domestic	38	10.0	19	-0.8	57	9.2
	(ratio)	67%		33%			
	Overseas	89	9.7	24	-2.2	113	7.5
	(ratio)	79%		21%			
	Total	127	19.7	43	-2.9	170	16.7
	(ratio)	75%		25%			
Total	Domestic	141	17.5	64	-5.5	205	11.9
	(ratio)	69%		31%			
	Overseas	273	39.9	84	-8.2	357	31.8
	(ratio)	77%		23%			
	Total	414	57.4	148	-13.7	562	43.7
	(ratio)	74%		26%			

1st Half FY2004

(billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	88	8.5	39	-12.1	127	-3.5
	(ratio)	69%		31%			
	Overseas	172	25.1	61	-9.9	233	15.2
	(ratio)	74%		26%			
	Total	260	33.7	100	-22	360	11.7
	(ratio)	72%		28%			
Affiliated companies	Domestic	34	4.9	17	-0.4	51	4.4
	(ratio)	67%		33%			
	Overseas	86	9.2	26	-1.2	112	8
	(ratio)	77%		23%			
	Total	120	14.1	43	-1.6	163	12.5
	(ratio)	74%		26%			
Total	Domestic	122	13.4	56	-12.5	178	0.9
	(ratio)	69%		31%			
	Overseas	258	34.4	87	-11.1	345	23.3
	(ratio)	75%		25%			
	Total	380	47.8	143	-23.6	523	24.2
	(ratio)	73%		27%			

Transition of number of profit-making/loss-making consolidated companies

	1st Half FY2002	1st Half FY2003	1st Half FY2004	1st Half FY2005	FY2002	FY2003	FY2004
Profit-making companies	385	361	380	414	375	390	422
	77%	75%	73%	74%	78%	78%	80%
Loss-making companies	115	123	143	148	109	112	103
	23%	25%	27%	26%	22%	22%	20%
Total	500	484	523	562	484	502	525

2. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from September, 2004)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	56.5	-70.7	-14.3
Gross trading profit	10.8	-2.3	+8.5
SGA expenses (excluding doubtful accounts)	-7.4	6.8	-0.6
Operating profit	3.4	4.4	+7.7
Interest expense-net	-1.3	0.4	-0.9
Dividends	0.0	0.0	+0.0

<Major influences of newly included companies>

(billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
M.power Development Australia (Plant,Power&Infra.)	2.1	0.4	0.2	0.6	-0.3	0.0
North Pacific Seafoods (Agri-marine products)	2.1	-0.1	-0.1	-0.2	0.0	0.0
Marubeni Logistics Corporation(Finance&Logistics)	1.9	0.3	-0.2	0.1	0.0	0.0
Geoenergia De Guanacaste (Plant,Power&Infra)	0.9	0.5	0.0	0.4	0.0	0.0
Others	49.4	9.8	-7.3	2.4	-0.9	0.0
Total	56.5	10.8	-7.4	3.4	-1.3	0.0

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Computer Wave inc.		-50.0	-2.1	2.5	0.3	0.1	0.0
(Industrial Machinery&	This term	-	-	-	-	-	-
Information Business)	Previous term	50.0	2.1	-2.5	-0.3	-0.1	0.0
D･M Gas Station Inc.		-7.7	-0.9	0.8	-0.1	0.0	0.0
(Energy)	This term	-	-	-	-	-	-
	Previous term	7.7	0.9	-0.8	0.1	0.0	0.0
Sithe Daesan Cogneration		-5.0	-0.4	0.0	-0.4	0.3	0.0
(Plant, Power &	This term	-	-	-	-	-	-
Infrastracture Projects)	Previous term	5.0	0.4	0.0	0.4	-0.3	0.0
North Pacific Processors Inc.		-1.8	2.9	0.2	3.1	0.2	0.0
(Agri-marine Products)	This term	-	-	-	-	-	-
	Previous term	1.8	-2.9	-0.2	-3.1	-0.2	0.0
Others		-6.3	-1.8	3.3	1.5	-0.1	0.0
	This term	2.6	1.9	-2.2	-0.3	-	0.0
	Previous term	8.9	3.6	-5.5	-1.8	0.1	0.0
Total		-70.7	-2.3	6.8	4.4	0.4	0.0
	This term	2.6	1.9	-2.2	-0.3	0.0	0.0
	Previous term	73.4	4.2	-9.0	-4.7	-0.4	0.0

5. Balance of Risk Exposure Outstanding in 15 Countries
(As of September 30, 2005)

1.Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments : Consolidated Basis)

(Billions of Yen)	Investments			Loans			Guarantees			Deferred Payments			Gross Risk Exposure			Net Risk Exposure		
	2005.9	2005.3	increase and decrease	2005.9	2005.3	increase and decrease	2005.9	2005.3	increase and decrease	2005.9	2005.3	increase and decrease	2005.9	2005.3	increase and decrease	2005.9	2005.3	increase and decrease
P.R. China	27.8	24.0	3.8	24.6	23.9	0.7	2.6	5.5	-2.9	4.4	4.9	-0.5	59.4	58.2	1.2	56.0	54.2	1.8
Hong Kong	0.4	0.5	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.5	-0.1	0.4	0.5	-0.1
S. Korea	4.3	2.9	1.4	3.1	3.0	0.1	0.5	0.0	0.5	1.0	1.3	-0.3	8.8	7.2	1.6	5.6	4.1	1.5
Indonesia	29.0	28.5	0.5	113.8	113.5	0.3	21.1	15.2	5.9	2.7	2.5	0.2	166.7	159.6	7.1	126.7	124.0	2.7
Philippines	20.4	20.2	0.2	24.1	23.5	0.6	0.6	1.1	-0.5	0.5	0.9	-0.4	45.6	45.8	-0.2	40.5	40.5	0.0
Thailand	12.7	10.6	2.1	0.4	0.4	0.0	12.8	11.3	1.5	0.0	0.0	0.0	25.9	22.3	3.6	25.1	21.5	3.6
Malaysia	3.1	2.9	0.2	4.8	4.8	0.0	0.1	0.2	-0.1	1.4	1.5	-0.1	9.4	9.4	0.0	8.9	7.8	1.1
Pakistan	1.9	1.4	0.5	0.1	0.1	0.0	0.0	0.1	-0.1	0.0	0.2	-0.2	2.0	1.8	0.2	2.0	1.8	0.2
India	9.1	10.1	-1.0	0.4	0.6	-0.2	0.0	0.0	0.0	0.0	0.0	0.0	9.4	10.7	-1.3	9.4	10.7	-1.3
Turkey	3.0	5.5	-2.5	0.8	1.1	-0.3	0.8	0.9	-0.1	1.0	1.0	0.0	5.6	8.5	-2.9	5.1	7.8	-2.7
Russia	3.1	3.0	0.1	0.0	0.0	0.0	14.6	10.2	4.4	0.0	0.0	0.0	17.7	13.2	4.5	17.7	13.2	4.5
Nigeria	0.0	0.0	0.0	15.3	16.7	-1.4	0.0	0.0	0.0	0.0	0.0	0.0	15.4	16.7	-1.3	3.7	5.0	-1.3
Mexico	6.9	6.0	0.9	18.4	17.1	1.3	0.9	0.9	0.0	1.3	1.2	0.1	27.6	25.2	2.4	27.6	25.2	2.4
Brazil	7.7	6.6	1.1	13.8	15.0	-1.2	2.7	4.6	-1.9	1.2	1.5	-0.3	25.4	27.7	-2.3	22.0	22.7	-0.7
Argentina	0.9	0.8	0.1	2.0	2.0	0.0	0.0	0.0	0.0	1.0	1.0	0.0	3.9	3.8	0.1	3.2	3.0	0.2
15 Countries Total	130.3	123.0	7.3	221.6	221.7	-0.1	56.7	50.0	6.7	14.5	16.0	-1.5	423.2	410.6	12.6	353.9	342.0	11.9

Remarks (Increase/Decrease from Last Fiscal Year)

China	Investment→Chemical Project New Investment +2.1, Various Equity in Profit+1.3,Guarantee→Plant Release
Korea	Investment→Power Project New Investment +1.3
Indonesia	Guarantee→Change from Loan+5.8
Thailand	Investment→Steel Project Equity in Profit+1.9, Guarantee→Steel Project Increase+1.8
India	Investment→Power Project Equity in Loss -1.0
Turkey	Investment→Power Project Capital Pay Back -2.5
Russia	Guarantee→Energy Development +4.4
Mexico	Loan→Plant Increase +1.2
Brazil	Investment→Warehouse +0.4, Various Equity in Profit +0.4, Loan→Plant Repayment-0.8, Guarantee→Plant Repayment-1.8

6. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	September 2005	March 2005
Real Estate for Sale (Consolidated Basis)	86.2	93.3
Real Estate for Lease (Consolidated Basis)	110.1	115.7

7. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2004	October 2004	April 2005	October 2005	Variance from April 2005
Head Office	1,963	1,964	2,016	1,986	- 30
Domestic Branches	144	142	143	135	- 8
Domestic Group Firms	992	880	853	832	- 21
Overseas branches and corporate subs.	619	601	609	611	+2
North America	124	115	117	119	+2
Europe	97	97	96	96	+0
Asia	292	286	291	293	+2
Central and South America	37	36	38	37	- 1
Others	69	67	67	66	- 1
Total	3,718	3,587	3,621	3,564	- 57

● By Division

	April 2004	October 2004	April 2005	October 2005	Variance from April 2005
Agri-Marine Products	239	239	252	247	- 5
Textile	273	269	274	269	- 5
Forest Products & General Merchandise	236	234	239	238	- 1
Chemicals	265	263	267	262	- 5
Energy	192	188	193	192	- 1
Metals & Mineral Resources	131	131	134	131	- 3
Transportation & Industrial Machinery *2	265	260			
Transportation Machinery *2			171	174	3
Iron & Steel Strategies and Coordination	75	4	3	3	+0
Utility & Infrastructure *2	207	204			
Plant & Ship *2	183	183			
Plant, Power & Infrastracture Projects *2			330	324	- 6
Development & Construction	155	151	150	149	- 1
Finance & Logistics Business	130	127	132	129	- 3
Telecom & Information *2	162	154			
Industrial Machinery & Information Business *2			311	290	- 21
Business Incubation	9	11	12	10	- 2
Corporate Staff, Others *1	411	404	403	399	- 4
Total Core Staff	2,933	2,822	2,871	2,817	- 54
Assistant Staff, Others	785	765	750	747	- 3
Total	3,718	3,587	3,621	3,564	- 57

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments from April, 2004

*2 Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery,Industrial machinery & Information business, and Plant, Power & Infrastructure Projects.

◆ Projected number of staffs at end of March, 2006 (non-consolidated basis) approx. 3,500 employees

Transition of Consolidated Financial Results

(billions of yen)

	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005
Total volume of trading transactions	4,525.2	8,972.2	4,312.4	8,793.3	3,824.7	7,902.5	3,742.0	7,936.3	4,014.4
Gross trading profit	220.4	436.8	214.6	424.6	198.0	406.8	210.8	433.4	236.2
Selling, general and administrative expenses	-199.9	-392.1	-169.1	-345.6	-159.5	-326.6	-167.7	-340.6	-167.7
Provision for doubtful accounts	-39.4	-43.9	-6.1	-5.7	1.5	-0.8	-2.5	-6.3	-3.2
Operating income	-18.8	0.8	39.3	73.4	40.0	79.4	40.6	86.5	65.4
Other profits・expenses	-138.9	-164.7	-11.8	-37.0	-9.3	-19.3	-7.8	-24.9	-11.3
Interest expense-net	-15.1	-29.5	-11.4	-23.5	-10.7	-23.0	-12.4	-19.8	-12.2
Dividends	4.4	7.5	3.6	6.8	4.4	7.2	4.9	9.0	5.6
Gain (loss) on investment securities	-81.8	-83.8	0.5	-12.7	1.8	16.1	8.8	28.7	1.9
Gain (loss) on property and equipment	-41.7	-43.6	1.1	8.5	-0.5	-1.5	-2.7	-6.3	-3.2
Other-net	-4.7	-15.3	-5.6	-16.1	-4.3	-18.0	-6.5	-36.5	-3.5
(Liquidation and disposal losses related to associated firms)	(-3.2)	(-16.7)	(-0.7)	(-12.5)	(-2.0)	(-6.5)	(-0.6)	(-21.8)	(0.1)
Income before taxes and equity in earnings (losses)	-157.8	-164.0	27.5	36.5	30.6	60.1	32.8	61.6	54.0
Minority interests in income (loss) of consolidated subsidiaries	-1.0	-1.2	-1.0	-3.2	-1.1	-3.0	-1.5	-1.4	-1.7
Equity in earnings (losses)	-9.0	-18.9	6.5	13.4	6.9	14.3	12.5	20.7	16.7
Net income (loss) from continuing operations					20.6	35.7	25.2	44.1	44.5
Loss from Discontinued Operations(after income tax)					-0.9	-1.1	-1.1	-2.9	-6.4
Net income (loss)	-107.0	-116.4	17.8	30.3	19.7	34.6	24.2	41.2	38.1
Gains from sales of assets	11.8	25.2	19.2	42.7	10.7	31.8	13.3	47.6	3.2

(Note) In accordance with SFAS144, some of the figures for the 1st Half FY2004 have been reclassified, in relation to operations discontinued during the 1st Half FY2005.

	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005
Total assets	5,255.2	4,805.7	4,401.2	4,321.5	4,263.5	4,254.2	4,073.0	4,208.0	4,314.0
Current assets	2,753.1	2,487.6	2,200.5	2,202.1	2,152.9	2,080.0	1,915.9	2,093.4	2,144.7
Fixed assets and others	2,502.1	2,318.1	2,200.7	2,119.4	2,110.6	2,174.2	2,157.1	2,114.6	2,169.3
Interest-bearing debt	3,511.5	3,184.9	2,914.0	2,745.0	2,697.9	2,454.8	2,276.3	2,286.4	2,253.1
Cash and cash equivalents	391.2	472.0	401.3	480.8	529.9	485.5	298.2	462.5	379.0
Interest-bearing debt-net	3,120.3	2,712.9	2,512.7	2,264.1	2,168.0	1,969.3	1,978.0	1,823.9	1,874.1
Shareholders' equity	270.7	263.9	257.9	260.1	304.2	393.0	407.4	443.2	513.7
Paid-in capital	194.0	194.0	194.0	194.0	194.0	231.8	231.8	231.8	231.8
Additional paid-in capital	217.0	217.0	87.8	87.8	87.8	125.4	125.4	125.4	125.4
Retained earnings	-85.3	-94.8	52.3	64.8	80.0	94.9	114.1	131.2	161.8
Net unrealized gains (losses) on investment securities arising	9.8	0.4	2.0	-8.4	14.1	34.9	27.6	46.7	75.5
Net currency translation adjustments	-64.3	-51.8	-75.1	-72.7	-67.2	-87.9	-85.9	-89.6	-74.9
Minimum pension liability adjustment	-0.2	-0.2	-0.2	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6
Net unrealized losses on derivatives	-0.3	-0.7	-2.8	-4.8	-3.9	-5.4	-4.6	-1.6	-5.1
Cost of common stock in treasury	—	—	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.2

ial Results / Stock Prices & Foreign Exchange Rate

Financial Ratios

	1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005
ROA	–	–	0.39%	0.66%	0.46%	0.81%	0.58%	0.97%	0.89%
ROE	–	–	6.82%	11.57%	6.98%	10.59%	6.04%	9.87%	7.97%
Net D/E Ratio (times)	11.5	10.3	9.7	8.7	7.1	5.0	4.9	4.1	3.7
Shareholders' equity-to-Total assets Ratio	5.15%	5.49%	5.86%	6.02%	7.13%	9.24%	10.00%	10.53%	11.91%
Current Ratio	102.0%	101.9%	100.6%	104.6%	101.5%	105.9%	107.6%	111.2%	109.7%

Consolidated group firms		583	515	500	484	484	502	523	525	562
	Subsidiaries	401	354	345	327	330	348	360	369	392
	Affiliated companies	182	161	155	157	154	154	163	156	170
Profit-making firms		403	391	385	375	361	390	380	422	414
	Profit-making firm ratio	69.1%	75.9%	77.0%	77.5%	74.6%	77.7%	72.7%	80.4%	73.7%
	Profit amount (JPY bn)	27.7	51.0	39.3	65.3	36.8	63.8	47.8	92.7	57.4
Loss-making firms		180	124	115	109	123	112	143	103	148
	Loss-making firm ratio	30.9%	24.1%	23.0%	22.5%	25.4%	22.3%	27.3%	19.6%	26.3%
	Deficit amount (JPY bn) (before Reclassification)	-66.2	-107.6	-17.4	-31.1	-21.9	-43.4	-23.6	-51.0	-
	Deficit amount (JPY bn) (after Reclassification)	-	-	-	-	-21.0	-42.4	-22.6	-45.5	-13.7

Stock Prices, Foreign Exchange & Interest Rates

		1st Half FY2001	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005
Nikkei Stock Average (Term-end) (yen)		9,774.68	11,024.94	9,383.29	7,972.71	10,219.05	11,715.39	10,823.57	11,668.95	13,574.30
Exchange Rates (¥/$)										
	Term-end rate for March-closing companies	119.40	133.25	122.60	120.20	111.25	105.69	111.05	107.39	113.19
	Average rate for March-closing companies	122.21	125.14	123.14	121.95	118.05	113.07	109.86	107.55	109.48
	Term-end rate for December-closing companies	124.60	131.95	119.50	119.90	119.80	107.13	108.43	104.21	110.62
	Average rate for December-closing companies	120.43	121.54	129.78	125.35	118.72	115.99	108.52	108.24	106.10
Interest Rates (Term-end)										
	Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38 %	1.38 %	1.38%	1.38%	1.38%	1.38%
	Long-term Prime Rate	1.65 %	2.30 %	1.70 %	1.50 %	1.85 %	1.65%	1.70%	1.65%	1.55%
	US Prime Rate	6.00 %	4.75 %	4.75 %	4.25 %	4.00 %	4.00%	4.75%	5.75%	6.75%

October 28, 2005

Summary of Consolidated Financial Statements for 1st Half FY2005 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for 1st Half FY2005 Financial Results : October 28, 2005
Adoption of US GAAP : YES

1. Consolidated financial results for 1st Half FY2005 (April 1, 2005 - September 30, 2005)

(1)Consolidated statements of income

	Total volume of trading transactions		Operating profit		Income from Continuing Operations before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2005	4,014,371	7.3	65,377	60.8	54,048	64.8
1st Half FY2004	3,742,041	-2.2	40,648	1.7	32,805	7.1
FY2004	7,936,348		86,461		61,590	

	Net income		Basic Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2005	38,123	57.8	25.03	20.94
1st Half FY2004	24,159	22.6	16.18	13.06
FY2004	41,247		26.61	22.31

(Note) [1] Equity in earnings-net 1st Half FY2005 16,732 million yen
1st Half FY2004 12,487 million yen FY 2004 20,672 million yen

[2] Average number of outstanding shares for the term (Consolidated basis)
1st Half FY2005 (Common Stock) 1,493,107,028 Class I preferred shares 75,500,000
1st Half FY2004 (Common Stock) 1,493,239,443 Class I preferred shares 75,500,000
FY2004 (Common Stock) 1,493,231,438 Class I preferred shares 75,500,000

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, operating profit, income from continuing operations before tax & equity in earnings , and net income represents the changes from the same period of the previous fiscal year.

[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.

[6] In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for the 1st Half FY2004 and FY2005 have been reclassified, in relation to operations discontinued during the 1st half FY2005.

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2005	4,313,988	513,723	11.9	293.07
September 30, 2004	4,073,032	407,409	10.0	222.32
March 31, 2005	4,208,037	443,152	10.5	245.27

(Note) Number of outstanding shares (Consolidated basis)
at September 30, 2005 (Common Stock) 1,492,982,926 Class I preferred shares 75,500,000
at September 30, 2004 (Common Stock) 1,493,297,203 Class I preferred shares 75,500,000
at March 31, 2005 (Common Stock) 1,493,166,616 Class I preferred shares 75,500,000

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
1st Half FY2005	3,683	-41,789	-59,097	367,327
1st Half FY2004	34,829	-73	-222,616	292,153
FY2004	173,824	46,043	-238,057	459,194

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 392 Affiliated companies 170

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 31 (Excluded) 8 Affiliated companies(Newly included) 16 (Excluded) 2

2. Consolidated financial prospects for FY2005 (April 1, 2005 - March 31, 2006)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31, 2006	8,700,000	70,000

(Reference) EPS prospect of the year ending March 31, 2006 45.87 (yen)

Remarks: The above prospects are based upon available infromation and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 28.

For reference:

Formulas for 1st Half of FY2005 consolidated earnings indicators

- Basic Earning Per Share

$$\frac{\text{Net income – corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Average number of shares of common stock for the term *1}}$$

- Diluted EPS

$$\frac{\text{Net income – corresponding amount of dividends for preferred shares resulting from appropriation of profits + adjusted net income *2}}{\text{Average number of shares of common stock for the term *1 + Number of latent shares}}$$

- Shareholders' Equity per share

$$\frac{\text{Term-end shareholders' equity – sum of capital and additional paid-in capital relating to preferred shares – corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

Formulas for FY2005 earnings forecast indicators

- Forecasted EPS

$$\frac{\text{Forecasted net income – forecasted total preferred share dividends}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

*1) Excluding treasury stock and shares held by the subsidiaries and the affiliated companies

*2) Amount of interest paid during the term in relation to convertible bonds less assumed amount of equivalent tax imposed on that amount + corresponding amount of dividends for preferred shares resulting from appropriation of profits

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.

The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products both domestically and internationally.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd., Nacx Nakamura Corporation
Cia. Iguaçu de Café Solúvel、Columbia Grain International, Inc.

Affiliated companies: Yamaboshiya Co., Ltd., The Maruetsu, Inc.,
The Nisshin OilliO Group, LTD., Toyo Sugar Refining Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd,
Marubeni Textile Asia Ltd.

Affiliated companies: Fabricant Co., Ltd., Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd.,
Marubeni Building Materials Co., Ltd.

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Chemicals: This group handles a wide variety of goods ranging from basic raw materials to leading-edge materials or bio technology-related articles for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electronic materials, basic chemicals, and resin area mainly in China.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Energy: This group focuses on products related to energy such as oil and gas, etc. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation
Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.
Affiliated companies: Toyo-Memory Technology Sdn. Bhd., Nippon LP Resources

Transportation Machinery: This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction agricultural machinery, and sea transport vessels and other transportation related machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services

Subsidiaries: Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.
Koyo Line Ltd., Royal Maritime Corporation
Affiliated companies: Kubota Europe S.A.

Industrial Machinery & Information Business: This group focuses on domestic and overseas export/import and domestic sales of production equipment, environmental and industrial equipment, textile machinery, personal computers and related products. The division also operates IT related businesses including IP network infrastructure businesses, overseas communication plant, national ID related business, cell phone related businesses, cable TV, BS/CS and other broadcasting businesses, IC tag/RFID business, and ASP/ISP businesses.

Marubeni Corporation

Subsidiaries: Marubeni Telecom Co., Ltd. (*1), Marubeni Information Systems Co., Ltd., Marubeni Tekmatex Corporation, Marubeni Solutions Corporation, Marubeni Techno-Systems Corporation, Global Access Ltd.

Affiliated companies: Japan Cablenet Holdings Ltd., Marubeni Infotec Corporation

Plant, Power & Infrastracture Projects: This group deals with origination and management of projects related to power plants, water and wastewater projects in domestic and overseas markets; delivery and subcontracting of construction works related to infrastructure development such as power plant, railway/airport, potable water treatment and wastewater treatment. Also included in the division are oil, gas, chemical and metal resource development, environmental, steel production and other industrial plant-related equipment trading and total coordination activities, including project development, implementation and administration.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Development Corporation, Marubeni Protechs Corporation, Axia Power Holdings, San Roque Power

Affiliated companies: Kaji Technology Corporation, Uni-Mar Enerji Yatirimlari A.S.

Development and construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust and housing development projects in overseas markets.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd. Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure. In the insurance area, it operates insurance intermediary business.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd. Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation, Eastern Sea Leam Chabang Terminal Co., Ltd.

Marubeni Corporation

Iron & Steel Strategies and Coordination: This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. and Thai Cold Rolled Steel Sheet. Also, the group provides its customers with high value-added solution services.

Affiliated companies: Marubeni-Itochu Steel Inc.,
Marubeni Construction Material Lease Co., Ltd.
Thai Cold Rolled Steel Sheet Public Co., Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c.,
Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company, Carlisle Leasing International LLC

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

(*1) Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),

Marubeni Corporation
Management Policy

Management Policy

1. Fundamental Policy

The Marubeni Group has been implementing a three year medium-term management plan called the "V"PLAN since fiscal 2003.

Under the "V"PLAN, Marubeni's fundamental aim is to become a resilient Group possessing the No.1 Portfolio Unit in each industry. To this end, Marubeni is working to strengthen its portfolio management and to ensure that risk/return assessment is rigorously applied in every aspect of management decision making to strengthen its earnings base and to improve its financial position.

The quantitative targets of the "V"PLAN include consolidated net income of ¥50 billion in the final fiscal year of the plan (to March 2006), net interest-bearing debt of under ¥2 trillion and a net debt to equity ratio of under 5X.

In addition, qualitative targets in the Plan include the promotion and strengthening of corporate governance and CSR, and a further strengthening of the systems for internal controls and compliance in order to provide enhanced management transparency and maximize corporate value. In doing so, the Group aims to build a stable and sustainable corporate base to gain the trust of each and every stakeholder through profitable returns and increased satisfaction.

Furthermore, specific policies for a new medium-term management plan to succeed the "V"PLAN from fiscal 2006 (to March 2007) are currently being drawn up, led by a new medium-term management plan development committee.

2. Basic policy regarding profit distribution

The Group believes that an important responsibility of management is to maximize corporate value and competitiveness while maintaining a stable dividend for shareholders through the effective use of internal reserves. In terms of dividends, the Group's basic policy is to ensure the stability and sustainability of the business while considering financial performance, dividend payout ratio and internal reserves in determining profit distribution.

In terms of use of internal reserves, the Group is working to reduce interest-bearing debt and to investfund flows in strategic areas in order to strengthen the Group's earnings base so that future earnings growth can be returned to the Group's shareholders.

Moreover, as previously announced at the beginning of the period, the Group intends to pay an interim dividend at the end of the first half of ¥2 per share.

In addition, the Group as prescribed intends to pay an interim dividend at the end of the first half of ¥10 per each share of the first issue of first-class preferred shares.

Marubeni Corporation
Management Policy

3. Progress of the "V"PLAN and Measures Implemented

Because of a permeation of "V"PLAN management policies and strategies throughout the Group, thorough portfolio management and the establishment of management systems beginning with risk-return focused management, the "V"PLAN is proceeding smoothly. Record high profits were recorded in fiscal 2004 for the second consecutive year, and the targeted level of interest-bearing debt of under ¥2 trillion was maintained.

The following is an outline of the progress made in the Plan in the first half.

In terms of profitability, consolidated net income for the first half was ¥38.1 billion (versus consolidated net income of ¥24.2 billion in the first half of the previous year) and recorded a new historical high for the third consecutive year. While the Group's earnings performance benefited from the recent sharp appreciation in natural resource markets, the earnings base of non-resource related businesses has also been strengthened, and the Group's profitability continues to steadily expand.

As a result, the Group has just revised its original forecast for consolidated net income announced in April of this year from ¥60 upward to ¥70 billion.

Regarding financial position, the Group's consolidated shareholders' equity at the end of the first half was ¥513.7 billion (versus ¥443.2billion at the end of previous fiscal year), and ¥706 billion higher. In addition, net interest-bearing debt at the end of the first half was ¥1.874 trillion (versus ¥1.824 trillion at the end of the previous fiscal year). While new investments continued to be increased particularly in strategic businesses, the Group was able to maintain its target of keeping interest-bearing debt under ¥2 trillion while working to expand earnings power through continued selection and concentration of investments.

As a result of the declining trend in consolidated net interest-bearing debt and increased consolidated net income, shareholders' equity expanded, resulting in a 0.47 point improvement in the net D/E ratio at the end of the first half to 3.65X (versus 4.12X at the end of the previous year). Thus the Group continues to make favorable progress in the "V"PLAN..

The following specific measures has been implemented based on the "V"PLAN..

(i) Introduction of portfolio unit system

In addition to existing divisional management and control, a portfolio unit system was introduced from April 2003 which categorizes products, businesses and customers into portfolio unit segments in order to foster selection and concentration

(ii) Implementing portfolio management and strengthening financial position

PATRAC(*), which measures risk-return, was positioned the most important management indicator in order to pursue appropriate return for risk. The Group is pursuing a balance between minimizing risk and maximizing income, and has made PATRAC the indicator for performance evaluation of portfolio units, while promoting asset replacement in favor of assets with high profitability in addition to the strengthening of the financial position.

* PATRAC (Profit After Tax less Risk Asset Cost), as calculated by the formula below, is an internal management indicator for measuring risk-return calculated from consolidated net income and risk asset.
  PATRAC = Consolidated Net Income – Risk Asset Cost (Risk Asset × 8%)
  The goal is PATRAC > 0 and to maximize it.

Risk asset can be considered as the necessary equity capital for the assets held by each portfolio unit. PATRAC is the indicator verifying whether an appropriate return for risk is being obtained or not, by comparing the consolidated net income with the "risk asset cost" resulting from multiplying the risk asset by an assumed capital stock cost (8%).

(iii) Strengthening priority areas

The Group has designated food distribution, pulp and paper, electronic materials, natural resource development, overseas IPP and new technology application as its strategic businesses to be further strengthened. As these are businesses which Marubeni believes it has competitive advantage and expects further growth, the Group will be concentrating its management resources in these areas and working to establish a stable earnings base in these areas.
In terms of specific measures implemented during the first half, the Group invested in Daiei Inc. through the acceptance of a third-party allotment in May of this year in the food distribution business, and participated in the Equatorial Guinea project and acquired concessions in the Qatar al-Rayyan oil field in the energy business. In addition, Marubeni won a concession to develop power and water generation operations in Saudi Arabia in the overseas IPP business.
The following gives an overview of specific activities by business segment.

● Agri-Marine Products

Overseas grain transactions trended favorably supported by the enhanced efficiency in distribution. In upstream businesses, in an effort to expand turnover in Brazilian soy beans,

Marubeni Corporation
Management Policy

Marubeni invested in 6.8% of a Brazilian port and harbor company which is affiliated with the Agrenco Group, which is a major European grain trader.

In addition, in order to strengthen downstream distribution, the Group acquired 10% of The Daiei, Inc. in May of this year as a result of a capital increase by the company, and became a major shareholder in Tobu Store Co., Ltd. in raising the Group's holding in the company from 12.5% to 25%.

● Textiles

The Group continued to strengthen domestic downstream areas by acquiring casual apparel maker Baisu Corporation Ltd. and investing in ladies' wear specialty retailer Cabin Co., Ltd. In addition, the Group entered the pet products segment through the acquisition of commercial rights to a pet products business as a means of expanding Marubeni's domestic downstream business domain. In China, the China office of the Group's Hong Kong-based consolidated subsidiary, Passport Fashion Co., Ltd., was merged into Marubeni Textile (Shanghai) Co., Ltd. (MTS) in order to create an integrated business, from the raw materials to the finished product. In addition, a joint venture called SPM Automotive Textile Co., Ltd. was established with Suminoe Textile Co., Ltd. in order to support an entry into the production and sale of automobile interior materials in China.

● Forest Products & General Merchandise

The market for pulp and wood chips recorded mild growth amidst soaring global prices for raw materials. The domestic paper market was weakened by increasing paper imports and the inability to pass on higher raw material and fuel costs onto product prices.

In China on the other hand, as paper and paperboard demand continues to expand, a sales company was established in Shanghai and a recycled paper processing company that was established at the end of 2004 in Nantong began operations during the first half. In addition, a tree plantation joint venture was established with Oji Paper Co., Ltd. in Huizhou.

In the tire transactions business, sales for mining, construction and transportation use were firm supported by expanding world demand for primary commodity products.

● Chemicals

In the petrochemical products business, in spite of temporary declines, prices generally recovered to the previous high levels supported by the continued firmness in crude oil and naphtha prices. Strong demand in Asia and in China in particular resulted in favorable sales of basic chemicals and vinyl chloride alkali.

In addition, growing demand in automobile and packaging related markets supported firm demand for synthetic resins.

In the electronic materials field, transactions of electronic materials for export to China saw favorable expansion supported by an investment in and strategic partnership with the Beijing Orient Electronics Group, a leading IT company in China.

● Energy

The energy resources development business continued to see favorable expansion. In addition, the earnings base for the business was expanded further by new projects such as the Equatorial Guinea LNG project and the acquisition of concessions such as the al-Rayyan oil field in Qatar.

In addition, trading, marketing and retail sales operations expanded favorably supported by crude oil trading based in Japan and the U.S., and the import and sale of LPG in China.

● Metals & Mineral Resources

The Los Pelambres copper mine in Chile made a significant contribution to earnings on sharply higher copper prices. In addition, production at Australia's Hail Creek coal mine in which Marubeni has an interest continued to expand favorably, and contributed to earnings on a more than two-fold year-on-year increase in coal prices. Capacity expansion at the Aluminerie Alouette aluminum smelter in Canada in which Marubeni has an interest was completed and began operations in September. After the capacity expansion, Marubeni's aluminum bullion trading volume increased from 16,000 tons/year to 37,000 tons/year.

● Transportation Machinery

Investment in engine development in the aerospace and defense segment is strong, and Marubeni made deliveries of U.S.-made small jets to the Japan Coast Guard.

In automotive, construction and agricultural machinery field, Marubeni saw good growth in selling approximately 40,000 units in the wholesale and retail business overseas in mainly the U.S. and Europe. Construction equipment exports and overseas sales of agricultural equipment in Asia and the Middle East were also favorable.

In shipping, the Group delivered approximately 20 newly built ships in Japan and overseas, and received orders for over 30 new ships.

● Industrial Machinery & Information Business

In the production and industrial machinery business, Marubeni won an order for an automobile manufacturing line in India. Marubeni is emphasizing new production equipment orders in this market where continued growth is expected .

Marubeni Corporation
Management Policy

In the public security area, Marubeni won an order for a back-up fingerprint identification system from the Interior Ministry of the South African government.

The Vectant Group is also seeing solid growth on sales expansion that is being driven by the diffusion of broadband services.

● Plant, Power & Infrastructure Projects

In the overseas power generation business, Marubeni received an order for a large-scale coal-fired thermal electric power plant in Viet Nam and a large-scale hybrid thermal electric power plant in Thailand. In addition, Marubeni decided to participate in South Korea's largest wind power generation project, and acquired development rights for other projects such as the oil-fired cogeneration and desalination plant in Saudi Arabia.

Orders were also received in the plant business for a large-scale oil refinery project in Viet Nam and for hot rolling machine for iron manufacture from Turkey.

In the domestic water business, Marubeni established Suisei Corporation in conjunction with Suido Kiko Kaisha Ltd. and Jenes Co., Ltd. to win orders for the comprehensive management of water systems.

● Development & Construction

Favorable sales were recorded in the domestic condominium business, including central Tokyo units such as "Grand Suite Nihonbashi Ningyocho" and family-oriented units such as "Grand Suite Yokohama Isogo" and "Grand Suite Kyoto Umekouji Park" in the Kinki region. In addition, earnings contribution was seen on transactions for income-producing real estate sold to J-REITs and funds.

Overseas, revenues from the Phoenix City condominium project for local Chinese in Shanghai also continued to grow favorably.

● Finance & Logistics Business

In the finance area, the MBI Fund Co., Ltd. made investments in large projects such as the Daiei, Inc. and Pokka Corporation. In addition, Marubeni continue to pursue exit strategies for several venture companies in which it has an investment by implementing capital policies in preparation for public offering.

In the logistics field, medical materials distribution company MDI Logistics Co., Ltd. won an order for the management of supply, processing and distribution for the Osaka Red Cross Hospital.

● Iron & Steel Strategies and Coordination

While market prices and inventories for steel materials entered a correction phase in the first half,

the steel products business centering on Marubeni-Itochu Steel, Inc. recorded favorable growth on strong demand for steel products in Japan, China, Southeast Asia and the U.S.

● Business Incubation ※ Note

The Group continued to pursue investments and tie-ups with venture firms within and without Japan with the aim of gaining access to new technologies and new businesses. In addition, Marubeni launched an "Emissions Business Team" in April 2005 to increase synergies with the Group's utility and infrastructure business which is working to develop methods to reduce gas emissions that cause global warming, with the aim of establishing an integrated business structure, including proposal development, administration, acquisition of emission rights and sales. Using its capabilities as an integrated trading company, Marubeni is pursuing an emissions-related "one-stop shop solution" business.

● Domestic Regional Offices and Branches

The Nagoya branch recorded favorable mansion and machinery sales, while the Hokkaido branch saw growth in housing sales and raw concrete transactions. The Shizuoka branch also recorded favorable growth in transactions of chemical products.

Each domestic branch of the Group is working to implement measures to improve profitability and is working on ways to deepen business relationships with corporations that are rooted in the local communities.

● Overseas Subsidiaries and Branches

Marubeni America Corporation recorded favorable growth mainly driven by increased profit of its subsidiary, Helena Chemical Company (which sells agrichemicals and fertilizer), while foodstuff and chemical product transactions were also favorable.

In Asia and China branches, good results were recorded overall centering on Hong Kong & South China Ltd., Marubeni Taiwan Co., Ltd. and Marubeni Thailand Corporation, mainly on expanded transactions in chemical products, base metals, materials, and pulp and paper.

※ Note: This operating segment is included in "corporate & elimination.".

Marubeni Corporation
Management Policy

4. Corporate governance

(1) Basic viewpoint regarding corporate governance

The directors and employees of Marubeni Corporation and its consolidated subsidiaries ("the Marubeni Group"), shall observe the letter of the laws, regulations and internal corporate rules, by observing the values of "Fairness, Innovation, and Harmony" expressed in our Company Creed and with the spirit expressed in the Marubeni Corporate Principles, and shall conduct our business activities in compliance with a high corporate ethical code and moral-minded management philosophies.

Based on the Company Creed, the Company Doctrine, and the Marubeni Corporate Principles, we are striving to strengthen our corporate governance.

(i) Company Creed

Fairness: To be fair and decent.

- We shall observe the laws and conduct fair corporate activities.

Innovation: To be active and innovative.

- We shall constantly strive to improve ourselves.

Harmony: To respect each other and cooperate

- We shall stay in touch with society and stakeholders, engaging in corporate activities that advance credibility as the number one principle.

(ii) Company Doctrine

Taking up the spirits of "Fairness - Innovation - Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

(iii) Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the expansion of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business.

1. Conduct fair and open business activities

Marubeni Corporation
Management Policy

- Obey the law and be guided by fairness in all business dealings.
- Maintain sound relationships with government officials of all nations. Observe the principle of free competition in all business decisions.
- Resolutely oppose and avoid any illegal or improper business relationships and practices.

2. Develop a globally connected company

- Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
- Contribute to regional economic goals by fostering regional associations adopting a global management style.

3. Create New Value through Business Vision

- Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services to the market and the customers.
- Discontinue outdated ideas and structures; challenge new possibilities.

4. Respect and Encourage Individuality and Originality

- Respect the individuality of each person and create a company work environment in which originality can flourish.
- Create an environment for individuals to set goals that require self-administration or independent, creative action.

5. Promote Good Corporate Governance

- Maintain a high level of management transparency or openness for information sharing in corporate relations with shareholders and society.
- Respect proposals for enhanced management accountability from shareholders and society.

6. Safeguard Ecological and Cultural Diversity

- Recognize our responsibility as a good corporate citizen in world society and engage in activities, which are beneficial to that society.
- Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

(iv) Stakeholders

Various stakeholders in the areas of the economy, the environment, and society support the Marubeni Group's corporate activities. Going forward, we will continue to emphasize our corporate social responsibility, and by pursuing the interests and satisfaction of every one of our stakeholders and acquiring their trust, we will build a stable and sustainable corporate group base. Marubeni defines its stakeholders as follows.

1. Customers

- Based on the needs of our customers, we shall develop and supply products and services that are socially useful, while taking sufficient account of safety, and through sincere actions, we shall constantly endeavor to improve our customers' satisfaction and acquire their trust.

2. Business Partners

- We aim to be a company that is trusted by its business partners, and we shall promote fair and transparent business transactions. In addition, based on the needs of customers, we shall strengthen cooperation with business partners to create new products and services.

3. Shareholders

- In response to changes in the business environment, we shall strive to ensure stable earnings, and besides working to enhance corporate value while focusing on environmental and social aspects of business, we shall actively and fairly disclose corporate information.

4. Employees

- We shall respect every employee's sense of values and choice of lifestyle, abolish all kinds of discrimination, and create a work environment where everyone can work comfortably.

5. Regional communities

- While aiming to live in harmony as a member of regional communities, we shall endeavor to contribute to the creation of an affluent regional society. Overseas, we shall respect the local culture and customs and strengthen management that contributes to local development. Furthermore, we shall resolutely confront antisocial forces or organizations that threaten the order and safety of human society.

6. The Environment

- We recognize that tackling environmental problems is an essential condition for the existence and activity of corporations, and we shall engage in such measures voluntarily and actively. Moreover, we shall endeavor to reduce environmental load and contribute to the conservation of the global environment by promoting environmental businesses.

(2) Action relating to corporate governance

1) Business management organization associated with the company's management decision-making, execution, and supervision, and other corporate governance systems

(i) Company management organization

The company's management organs are as described below.

A Board of Directors

The Board of Directors consists of 12 members (of which two are outside directors) that supervise the activities of the corporate vice president in addition to making decisions on corporate policies and other important corporate matters.

Moreover, in order to clarify the management responsibilities of these directors and to promote

flexible and timely decision making, the tenure of the directors is limited to one year, while the chairman of the board of directors has no power to legally represent the company, in order to clearly separate the supervisory and executive roles of management.

In addition, two outside directors were elected to the board in June 2005 with the aim of further strengthening corporate governance by providing enhanced control and supervision over the activities of the representative director.

B Board of Corporate Auditors

The Board of Corporate Auditors consists of 4 corporate auditors (including 2 external auditors). Marubeni has adopted a corporate auditor system, and based on the audit policy and audit plans formulated by the Board of Corporate Auditors, each auditor audits the performance of the duties of the directors, through attending important meetings, including those of the Board of Directors, and investigating the status of business operations and assets.

C Corporate Management Committee

Corporate Management Committee is comprised of the President & CEO and 8 directors under the jurisdiction of the President & CEO, and deliberate on general, important matters relating to management.

D Committee of Corporate Vice President

The Committee of Corporate Vice President is comprised of 10 directors and 22 Corporate Vice Presidents. The committee reports on matters relating to the policy directions of the President & CEO, the communication of information, and the execution of business.

In addition, we have set up 9 committees in order to reinforce corporate governance.

- Investment and Credit Committee (held once a week in principle)
  Discusses investment-related issues. The chair of the Investment and Credit Committee decides matters that should be discussed at the Corporate Management Committee after being evaluated by the Investment and Credit Committee.

- (b) "V" Plan Committee (held as required)
  Executes, promotes, and follows up on matters decided at the Corporate Management Committee and policy relating to the medium-term management plan.

- (c) Compliance Committee (held twice a year, otherwise as required)

Generally constructs, maintains, and manages the compliance system in the Marubeni Group.

- (d) Management Remuneration Committee (held as required)

Carries out discussion relating to the treatment for directors such as remuneration.

- (e) Reward and Disciplinary Committee (held when appropriate)

Investigates and implements procedures relating to the reward and punishment of company employees.

- (f) Committee on Global Environmental Preservation
(held regularly once a year, otherwise held as required)

Discusses the basic action policy associated with environmental-related matters in general in the Marubeni group and reports on relevant activities.

- (g) Customs Clearance Control Committee (held as required)

Investigates and controls the entry of imports in general for the Marubeni group.

- (h) Security Trade Control Committee (held as required)

Promotes, plans, drafts, and implements legal compliance relating to security trade control in the Marubeni group.

- (i) CSR Committee (meets as required)

Formulates policy to handle the Marubeni group's corporate social responsibility (CSR) and reviews progress status.

(ii) Status of the development of the internal control system

In April 2004, the Group established an "Internal Control System Promotion Task Force" under the direct supervision of the president, and is promoting the MARICO Project (Marubeni Internal Control System Project) as a firm-wide project to upgrade its system of internal controls. Under the Project, outside consultants have been hired with the aim of making existing internal controls more systematic.

While the goal of the internal control system is threefold, i.e., to make operations more efficient, ensure reliability in financial reporting, and to ensure compliance, the main focus of the MARICO Project for the time being is to establish a framework to ensure reliability of financial reporting.

Specifically, the workflow of each operating unit is to be documented and operational risks reviewed with the aim of thoroughly implementing internal controls. The documentation stage has already been completed, and in addition to maintaining this documentation, the Group will be evaluating the effectiveness of internal controls during this fiscal year.

The MARICO Project is proceeding smoothly, and the internal control system related to the assurance of financial reporting reliability is expected to be completed by the end of this fiscal year. This Project is ongoing, and its scope will be expanded from the next fiscal year to include operational efficiency and other aspects with the aim of establishing an integrated and systematic framework for the Group as a whole.

Marubeni believes that compliance is management's most important social responsibility. As a result, a compliance committee under the direct supervision of the president was established in April 2002 in order to strengthen the Group's compliance system. A compliance officer responsible for the compliance system of the Group as a whole is chairman of the committee, and the committee includes 16 compliance officers responsible for compliance at each sales division, regional office and Group company as well as the head of the corporate compliance division. The committee is responsible for the preparation and updating of compliance manuals, director and employee training, monitoring of implementation and responding to compliance issues that arise as the primary group responsible for the creation, maintenance and implementation of the Group's compliance system.

In addition, while internal compliance reporting follows the organization hierarchy in principle, an alternative reporting and consultation office called the "door of courage" (a hotline to the compliance committee chairman or outside lawyers to facilitate whistle-blowing) has been established for use by all Group employees in the event that the organizational hierarchy fails to function properly.

Moreover, following the enforcement of Personal Information Protection Law in April 2005, the Group in April 2005 implemented firm-wide regulations concerning the protection of personal information, and created and announced the Group's "protection of personal information policy" on April 1, 2005.

(iii) Status of development of the risk management system

The Marubeni group is using the following systems to promote the management of risks that significantly impact management.

Marubeni Corporation
Management Policy

For important investment and financing, and other such individual matters, decision-making is carried out by the Corporate Management Committee after deliberation by the Investment and Credit Committee, followed by final approval of President&CEO. In addition, items requiring approval by the board of directors are first debated at a board of director's meeting, and then put to the board for a vote. When the cases are not carried out by the Corporate Management Committee, Chairman of Investment and Credit Committee is to provide a final approval, the result of which is to be reported to President&CEO. Post-implementation follow-up is carried out by the business department in charge and, for particularly important matters, status reports are regularly submitted to the Investment and Credit Committee and the Board of Directors, which are reflected in future decision-making.

In terms of diversification of overall risk, the company quantifies risk and practices integrated portfolio management (integrated risk management).

(iv) Internal audit and status of audits by internal and independent auditors

In April 2003, the company created the Corporate Auditors Office (presently comprised of three Corporate Auditors), thereby, strengthened the function of audits performed by Corporate Auditors. The Audit Division (presently comprised of 28 staffs) performs internal audits for the entire Marubeni group and promotes the strengthening of the group's corporate governance by testing and evaluating the effectiveness of internal controls, monitoring compliance, and performing other such roles.

The Corporate Auditors and the Audit Division meet monthly for an exchange of opinions and, by sharing staff and taking other measures, as well, work in close cooperation as they perform audit work. The Corporate Auditors and independent auditors meet monthly to exchange information and take other steps to mutually determine the status of audits. The company has built an audit system that maintains objectivity through the independent and mutually complementary performance of audits by Corporate Auditors, internal auditors, and independent auditors.

"(i) Company management organization," "(ii) Status of the development of the internal control system," and "(iv) Internal audit and status of audits by internal and independent auditors," are depicted in the diagram below.

Marubeni Corporation
Management Policy



General Meeting of Shareholders
Appointment/ Dismissal
Appointment/ Dismissal
Appointment/ Dismissal
Board of Directors
Members of the Board
12(incl. 2 outside directors)
Audit
Board of Corporate Auditors
Corporate Auditors
4 (incl. 2 outside auditors)
Corporate Auditor Dept.
Independent Auditors
Appointment/ Dismissal/Control
Accounting Audit
Accounting Audit
President and CEO
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Committee of Corporate Vice President
Corporate Vice President
Compliance Committee
Management Remuneration Committee
Reward and Disciplinary Committee
Committee on Global Environmental Preservation
Customs Clearance Control Committee
Security Trade Control Committee
CSR Committee
Committee on environmental business
Committee on strategy in China
Audit Dept.
Internal auditing
Business Division
Corporate Staff Division
Domestic/Overseas Offices & Branches

The system of internal controls is being implemented through an organization that spans the entire group. It was impossible to include the entire company organization in the diagram above, so only principle elements are shown.

When required for the execution of business operations, we receive appropriate advice from third parties such as lawyers and independent auditors.

A diagram depicting the risk management system discussed in "(iii) Status of development of the risk management system" is shown below.


(Decision-Making)
Board of Directors
Commercial Code Regulatory Matters
Important Matters Debating
President & CEO
deliberation
Corporate Management Committee
Important matters
Investment and Credit Committee
Decision-Making
Prompt Reporting
Regular Reporting (Important matters)
Application for approval(Individual matters)
Operating Segment
Portfolio Unit

2) Summary of personal relations between the company, the company's external directors, and external auditors as well as capital relations, business relations, and other interests

The Group has elected two outside board members and two external auditors.
External auditor Hiroaki Shinoda owns 62,000 shares of Marubeni Corporation stock.
The Group has no related party transactions with the other outside directors and external auditors involving personnel affairs, capital investment, commercial transactions. and other transactions that may crate potential conflict of interest.

Marubeni Corporation
Financial Results and Conditions

1. Financial Results

Business Environment

In summarizing the economic environment for the first half of the fiscal year to March 31, 2006, the global economy was affected by increasingly restrictive economic policies in the U.S. and China, leading to a deceleration in growth from high levels in 2004 to a more stable and sustainable pace. On the other hand, crude oil prices continued to appreciate and became a major concern as regards their impact on the global economy.

In the U.S., the FRB (Federal Reserve Board) continued to cautiously raise interest rates on gradually increasing inflationary pressures. As a result, although growth in personal consumption and capital expenditures decelerated slightly from the pace of growth seen in 2004, prices continued to trend stably reflecting the moderate slowdown in economic activity. Expanding interest rate spreads due to rate hikes and shrinking fiscal deficits owing to increased tax revenues prevented the dollar from becoming excessively weak. However, this monetary tightening was not sufficient to stem an overheating housing market that was the result of past low interest rate policies.

In Europe, domestic demand continued weak on stagnant employment conditions and continued restructuring in the corporate sector. Consequently, economic activity continued to be supported by external demand. Given the overall price stability that prevailed in spite of the sharp rises in oil prices, and the concern over the potential weakness of the economy, central European banks continued to maintain loose monetary policies.

In Asia, particularly in China, economies continued to expand favorably. While capital expenditure decelerated due to restrictive economic policies, China's economy recorded 9.5% year-on-year growth in the first half of 2005 on an expanding balance of trade surplus. In addition, the Chinese government effectively raised the Yuan's exchange rate amidst growing international pressure to revalue the Chinese currency. While growth rates in the region slowed slightly on production adjustments in digital IT-related products and components in South Korea, Taiwan, Hong Kong and Singapore, and soaring crude oil prices in the ASEAN bloc, growth of around 4% is expected for the NIES bloc, while growth of around 5% is foreseen for the ASEAN bloc. In the Indian economy, growth accelerated, with 7.0% year-on-year growth being recorded in the January-March quarter of 2005.

The Russian and Brazilian economies trended strongly, benefiting from expanding global demand for primary goods and rapidly rising prices, which boosted exports and supported personal consumption as well as capital expenditures.

Marubeni Corporation
Financial Results and Conditions

Given such global economic conditions, Japan's economy was supported by personal consumption arising from improving employment conditions and capital expenditures supported by improving corporate profits, although economic activity was hampered by slowing export growth. While the rate of price declines abated due to a mild expansion in demand, this was not sufficient to eradicate lingering deflationary pressures.

Consolidated Financial Results

The summary of consolidated financial results for the 1st Half of FY2005 is as follows:

(billions of yen)

	1st Half FY2005	1st Half FY2004	Variance	
			Amount	%
Total volume of trading transactions	4,014.4	3,742.0	272.3	7.3%
Gross trading profit	236.2	210.8	25.4	12.0%
Operating profit	65.4	40.6	24.7	60.8%
Income before income taxes	54.0	32.8	21.2	64.8%
Net income	38.1	24.2	14.0	57.8%

Revenue	1,527.7	1,535.1	-7.4	-0.5%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
Income before income taxes means income from continuing operations before taxes & equity in earnings

Consolidated total volume of trading transactions increased 7.3% year-on-year to ¥ 4,014.4 billion.

Gross trading profit grew ¥25.4 billion (+12.0% year-on-year) to ¥236.2 billion.

While provisions for doubtful accounts increased during the period, operating profit grew ¥24.7 billion (+60.8%) to ¥65.4 billion, supported by the increase in gross trading profit.

Income from continuing operations before income taxes and equity in earnings deteriorated because of losses on property, plant and equipment and losses on investment securities, but increased by ¥21.2 billion (+64.8%) to ¥54.0 billion supported by the increase in operating profit as well as higher interest and dividend income.

Net equity in the earnings of affiliated companies improved ¥4.2 billion (+34.0%) to ¥16.7 billion. As a result, net income for the period excluding loss from discontinued operations (¥ -6.4 billion)grew ¥14.0 billion (+57.8%) to ¥38.1 billion. In addition, "Revenue" as defined under U.S. GAAP were ¥1,527.7 billion, or ¥7.4billion (0.5%) lower than the same period a year previous.

2. Financial Condition

Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half of FY2005 is as follows:

(billions of yen)

	September 30, 2005	March 31, 2005	Variance
Total assets	4,314.0	4,208.0	106.0
Shareholders' equity	513.7	443.2	70.6
Interest-bearing debt	2,253.1	2,286.4	-33.2
Net interest-bearing debt (Net D/E ratio)	1,874.1 3.65 times	1,823.9 4.12 times	50.2 -0.47 points

Net interest-bearing debt after factoring out impact of FAS No. 133 (Net D/E ratio)	1,864.2 3.63 times	1,805.2 4.07 times	59.0 -0.44 points

Total consolidated assets increased ¥ 106 billion from the end of the previous fiscal year to ¥ 4,314 billion, largely due to an increase in investment securities. Gross consolidated interest-bearing debt declined by ¥33.2 billion from the end of the previous fiscal year to ¥2,253.1 billion. In addition, net interest-bearing debt increased ¥50.2 billion from the end of the previous fiscal year to ¥1,874.1 billion.

Consolidated shareholders' equity was ¥70.6 billion higher than the end of the previous fiscal year at ¥513.7 billion, reflecting the increase in net income for the period as well as higher net unrealized gains on investment securities. As a result, the net debt/equity ratio improved 0.47 points to 3.65, compared to 4.12 at the end of the previous fiscal year.

Net cash provided by operating activities declined by ¥ 31.1 billion from the previous fiscal year to ¥3.7 billion. Net cash used by investing activities was ¥ 41.8 billion, reflecting the sale and redemption of marketable securities, and loan recovery.

Therefore free cash flow for the period was negative ¥ 38.1 billion.

As a result of the continued reduce interest-bearing debt, net cash used in financing activities came out to ¥59.1 billion. Cash and cash equivalents at the end of the period were ¥367.3 billion, and ¥91.9 billion lower than at the end of the previous fiscal year.

3. Financial Prospects for the Fiscal Year Ending March 31, 2006

Financial prospects for the year ending March 31, 2006, is as follows:

(billions of yen)

	Forecast FY2005	Result FY2004
Total volume of trading transactions	8,700.0	7,936.3
Net income	70.0	41.2

Major assumptions:

Foreign exchange rate: US$1 = approx. 110 yen

Short-term prime rate (Japan): 1.375%

Long-term prime rate (Japan): 1.6%

Marubeni Corporation

Consolidated Statements of Income

	Millions of yen			
	Six months ended September 30			
	2005	2004	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **1,437,931**	¥ 1,459,070	¥ - 21,139	-1.4 %
Commissions on services and trading margins	**89,747**	76,011	13,736	18.1 %
Total	**1,527,678**	1,535,081	-7,403	-0.5 %
Cost of revenues from trading and other activities	**- 1,291,452**	- 1,324,244	32,792	-2.5 %
Gross trading profit	**236,226**	210,837	25,389	12.0 %
Expenses and other:				
Selling, general and administrative expenses	**- 167,673**	- 166,265	- 1,408	0.8 %
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**-**	- 1,453	1,453	-
Provision for doubtful accounts	**- 3,176**	- 2,471	-705	28.5%
Interest income	**10,118**	9,206	912	9.9%
Interest expense	**- 22,307**	- 21,594	-713	3.3 %
Dividends received	**5,597**	4,917	680	13.8 %
Impairment loss on investment securities	**- 638**	- 2,645	2,007	- 75.9 %
Gain (loss) on sales of investment securities	**2,512**	11,465	- 8,953	-78.1 %
Gain (loss) on property and equipment	**- 3,151**	- 2,661	- 490	18.4%
Other – net	**- 3,460**	- 6,531	3,071	-47.0 %
Total	**- 182,178**	- 178,032	- 4,146	2.3 %
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of affiliated companies	**54,048**	32,805	21,243	64.8 %
Provision for income taxes	**- 24,533**	- 18,522	- 6,011	32.5 %
Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	**29,515**	14,283	15,232	106.6 %
Minority interests in consolidated subsidiaries	**- 1,724**	- 1,538	- 186	12.1 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**16,732**	12,487	4,245	34.0 %
Net income (loss) from continuing operations	**44,523**	¥ 25,232	¥ 19,291	76.5 %
Loss from Discontinued Operations (after income tax)	**-6,400**	¥ - 1,073	¥ -5,327	496.5 %
Net Income	¥ **38,123**	¥ 24,159	¥ 13,964	57.8 %
Dividend for preferred shares	¥ **755**	¥ -	755	-
Net income available for shareholders	**37,368**	24,159	13,209	54.7 %
Basic earnings per share *(yen)*	¥ **25.03**	¥ 16.18	¥ 8.85	54.7 %
Diluted earnings per share *(yen)*	**20.94**	13.06	7.88	60.3%
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 4,014,371**	¥ 3,742,041	¥ 272,330	7.3 %
Operating profit (Based on Japanese accounting practice)	**65,377**	40,648	24,729	60.8 %

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

(Note 3) In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for the 1st half FY2004 have been reclassified, in relation to operations discontinued during the 1st half FY2005.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	September 30 2005	March 31 2005	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 379,002**	¥ 462,450	**-83,448**
Investment securities	**34,613**	32,946	**1,667**
Notes and accounts receivable - trade:			
Notes receivable	**97,596**	101,298	**- 3,702**
Accounts receivable	**868,387**	783,001	**85,386**
Due from affiliated companies	**89,093**	94,453	**- 5,360**
Allowance for doubtful accounts	**- 21,990**	- 24,620	**2,630**
Inventories	**403,569**	376,480	**27,089**
Advance payments to suppliers	**84,481**	83,529	**952**
Deferred income taxes	**42,674**	43,483	**- 809**
Prepaid expenses and other current assets	**167,293**	140,332	**26,961**
Total current assets	**2,144,718**	2,093,352	**51,366**
Investments and long-term receivables:			
Affiliated companies	**355,144**	325,380	**29,764**
Securities and other investments	**544,247**	483,928	**60,319**
Notes, loans and accounts receivable - trade	**245,985**	270,792	**- 24,807**
Allowance for doubtful accounts	**- 84,930**	- 84,696	**- 234**
Property leased to others, at cost, less accumulated depreciation	**246,339**	248,338	**- 1,999**
Total investments and long-term receivables	**1,306,785**	1,243,742	**63,043**
Net property and equipment	**547,557**	532,306	**15,251**
Prepaid pension cost	**84,903**	84,709	**194**
Deferred income taxes	**70,902**	89,284	**- 18,382**
Intangible fixed assets	**39,384**	35,548	**3,836**
Goodwill	**29,414**	27,509	**1,905**
Other assets	**90,325**	101,587	**- 11,262**
Total assets	**¥4,313,988**	¥4,208,037	**¥ 105,951**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2005	March 31 2005	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 320,960**	¥ 344,597	**¥ - 23,637**
Current portion of long-term debt	**360,339**	314,501	**45,838**
Notes and accounts payable-trade			
Notes and acceptances payable	**182,980**	207,663	**- 24,683**
Accounts payable	**711,577**	650,387	**61,190**
Due to affiliated companies	**45,011**	44,817	**194**
Advance payments received from customers	**73,009**	80,502	**- 7,493**
Income taxes	**18,142**	13,541	**4,601**
Deferred income taxes	**3,673**	3,849	**- 176**
Accrued expenses and other current liabilities	**239,035**	222,721	**16,314**
Total current liabilities	**1,954,726**	1,882,578	**72,148**
Long-term debt, less current portion	**1,770,774**	1,813,722	**- 42,948**
Employees' retirement benefits	**8,475**	9,319	**- 844**
Deferred income taxes	**24,078**	18,851	**5,227**
Minority interests in consolidated subsidiaries	**42,212**	40,415	**1,797**
Shareholders' equity:			
Paid-in capital	**231,789**	231,789	**-**
Additional paid-in capital	**125,438**	125,436	**2**
Retained earnings (losses)	**161,835**	131,195	**30,640**
Accumulated other comprehensive loss	**- 5,147**	- 45,126	**39,979**
Cost of common stock in treasury	**- 192**	- 142	**- 50**
Total shareholders' equity	**513,723**	443,152	**70,571**
Total liabilities and shareholders' equity	**4,313,988**	4,208,037	**¥ 105,951**

(millions of yen)			
***Cash and cash equivalents:**	**¥ 367,327**	¥ 459,194	**¥ - 91,867**
***Accumulated other comprehensive loss:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 75,499**	¥ 46,661	**¥ 28,838**
Currency translation adjustments, net of reclassification	**- 74,870**	- 89,586	**14,716**
Minimum pension liability adjustment	**- 647**	- 647	**-**
Net unrealized losses on derivatives	**- 5,129**	- 1,554	**- 3,575**

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	September 30 2005		March 31 2005		September 30 2004	
Common stock:						
Balance at beginning of year	**231,789**		231,789		231,789	
Balance at end of year	**231,789**		231,789		231,789	
Capital surplus:						
Balance at beginning of year	**125,436**		125,430		125,430	
Gains from disposition of treasury stock	**2**		6		3	
Balance at end of year	**125,438**		125,436		125,433	
Retained earnings (losses):						
Balance at beginning of year	**131,195**		94,870		94,870	
Net income (loss)	**38,123**	**38,123**	41,247	41,247	24,159	24,159
Cash dividend	**- 7,483**		- 4,922		- 4,922	
Balance at end of year	**161,835**		131,195		114,107	
Accumulated other comprehensive Income(loss):						
Balance at beginning of year	**- 45,126**		- 59,025		- 59,025	
Net Unrealized (losses) gains on investment securities		**28,838**		11,734		- 7,377
Foreign Currency translation adjustments		**14,716**		- 1,659		2,067
Net unrealized (losses)gains on derivatives		**- 3,575**		3,859		515
Minimum pension liability adjustment		**-**		- 35		-
Other comprehensive income (loss), net of tax	**39,979**	**39,979**	13,899	13,899	- 4,795	- 4,795
Comprehensive income (loss)		**78,102**		55,146		19,364
Balance at end of year	**- 5,147**		- 45,126		- 63,820	
Cost of common stock in treasury:						
Balance at beginning of year	**- 142**		- 82		- 82	
Treasury stock sold (repurchased)	**- 50**		- 60		- 18	
Balance at end of year	**- 192**		- 142		- 100	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Six Months ended Sept. 30		
	2005	2004	Variance
Operating activities			
Net income (loss)	¥ **38,123**	¥ 24,159	¥ **13,964**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**31,706**	30,996	**710**
Provision for doubtful accounts	**3,176**	2,471	**705**
Equity in (earnings) losses of affiliated companies- net	**- 12,679**	- 9,624	**- 3,055**
(Gain) loss on investment securities	**- 1,874**	- 8,820	**6,946**
(Gain) loss on property and equipment	**3,151**	2,661	**490**
Deferred income taxes	**4,926**	5,256	**- 330**
Loss from Discontinued Operations (after income tax)	**6,400**	1,073	**5,327**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**- 66,140**	- 4,861	**- 61,279**
Inventories	**- 18,929**	778	**- 19,707**
Advance payments to suppliers and prepaid expenses and other current assets	**- 28,388**	- 9,143	**- 19,245**
Prepaid pension cost	**- 115**	18,996	**- 19,111**
Notes, acceptances and accounts payable	**23,764**	7,903	**15,861**
Advance payments received from customers and accrued and other current liabilities	**18,913**	- 19,637	**38,550**
Income taxes	**4,259**	- 400	**4,659**
Other	**- 2,610**	-6,979	**4,369**
Net cash provided by operating activities	**3,683**	34,829	**- 31,146**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**21,041**	31,234	**- 10,193**
Purchases of securities and other investments	**- 46,395**	- 37,853	**- 8,542**
Proceeds from sales of property and equipment and property leased to others	**10,453**	8,344	**2,109**
Purchases of property and equipment and property leased to others	**- 46,284**	- 26,375	**- 19,909**
Collection of loans receivable	**34,532**	33,703	**829**
Loans made to customers	**- 16,931**	- 21,186	**4,255**
Other	**1,795**	12,060	**- 10,265**
Net cash provided (used) by investing activities	**- 41,789**	- 73	**- 41,716**
Free Cash Flows	**- 38,106**	34,756	**- 72,862**
Financing activities			
Net decrease (increase) in short-term loans	**- 34,145**	- 80,330	**46,185**
Proceeds from long-term debt	**265,270**	135,769	**129,501**
Payments of long-term debt	**- 282,089**	- 271,825	**- 10,264**
Cash dividend	**- 7,483**	- 4,922	**- 2,561**
(Purchase) sale of treasury stock	**- 48**	- 15	**-33**
Other	**- 602**	- 1,293	**691**
Net cash used (provided) in financing activities	**-59,097**	- 222,616	**163,519**
Effect of exchange rate changes on cash and cash equivalents	**5,336**	1,282	**4,054**
Net increase (decrease) in cash and cash equivalents	**- 91,867**	- 186,578	**94,711**
Cash and cash equivalents at beginning of period	**459,194**	478,731	**- 19,537**
Cash and cash equivalents at end of period	**367,327**	292,153	**75,174**

*These financial statements are based on US GAAP.

Marubeni Corporation
Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2005	March 31, 2005	Variance
Subsidiaries	392	369	23
Affiliated companies	170	156	14
Total	562	525	37

(2) Major Group Firms

Subsidiaries

Overseas 244	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni International Finance p.l.c. Cia. Iguaçu de Café Solúvel
Domestic 148	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 113	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 57	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 31	Marubeni Retail Investment Corporation Marubeni Power Development Co. Shanghai Marubeni Paper Sales Co., Ltd. Others--- 28 companies
Excluded	8 companies

Affiliated companies

Newly included 16	Tobu Store Co., Ltd. GCI Capital Co., Ltd. Gamgwon Wind Power Co., Ltd. Others--- 13 companies
Excluded	2 companies

Interim Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	1st Half (April 1 – September 30) of			
		FY2005		**FY2004**
Numerator:				
Net income (loss)	¥	**38,123**	¥	24,159
Amount which does not belong to ordinary shares – dividend for preferred shares		**- 755**		-
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**37,368**		24,159
Effect of dilutive securities:				
Convertible debentures		**162**		162
Dividend for preferred shares		**755**		-
Numerator for diluted earnings (loss) per share	¥	**38,285**	¥	24,321
Denominator:	*Number of shares*			
Denominator for basic earnings (loss) per share		**1,493,107,028**		1,493,239,443
Effect of dilutive securities:				
Convertible debentures		**119,666,048**		119,666,048
Preferred shares		**215,714,286**		250,000,000
Denominator for diluted earnings per share		**1,828,487,362**		1,862,905,491
	Yen			
Basic earnings per share	¥	**25.03**	¥	16.18
Diluted earnings per share	¥	**20.94**	¥	13.06

The convertible debenture #8 issued in November 1996 has dilution effect for the 1st half of FY2004 and 1st half of FY2005, and Class I Preferred Stock issued in December 2003, in like wise.

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

ment Information (continued)

Company's operating segment information for the 1st Half FY2005 and 1st Half FY2004, were as follows:

Millions of yen

1st Half FY2005 (April 1, 2005 - September 30, 2005)	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation machinery	Industrial machinery & information business
tal volume of trading transactions:								
Outside customers	¥ 464,579	¥ 165,803	¥ 371,182	¥ 364,139	¥ 999,049	¥ 322,427	¥ 337,711	¥ 163,532
Inter-segment	10,105	1,257	21,377	17,946	1,454	19,979	21,005	6,606
Total	¥ 474,684	¥ 167,060	¥ 392,559	¥ 382,085	¥ 1,000,503	¥ 342,406	¥ 358,716	¥ 170,138
oss trading profit	¥ 33,859	¥ 12,160	¥ 22,546	¥ 16,350	¥ 30,040	¥ 11,013	¥ 24,781	¥ 17,810
erating profit (loss)	¥ 5,904	¥ 1,675	¥ 7,439	¥ 5,940	¥ 16,156	¥ 6,427	¥ 5,050	¥ - 468
gment net income (loss)	¥ 3,411	¥ 459	¥ - 2,869	¥ 4,417	¥ 9,546	¥ 7,878	¥ 2,997	¥ - 1,239
gment asset (September 30, 2005)	¥ 423,114	¥ 135,731	¥ 297,006	¥ 188,609	¥ 473,529	¥ 232,383	¥ 284,952	¥ 192,249

Millions of yen

	Plant, Power & Infrastructure projects	Development & construction	Finance & logistics business	Iron & Steel strategies and coordination	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate and elimination	Consolidated
l volume of trading transactions:								
Outside customers	¥ 254,304	¥ 70,552	¥ 9,389	¥ 486	¥ 57,784	¥ 431,967	¥ 1,467	¥ 4,014,371
nter-segment	158	229	2,941	16	8,272	163,840	-275,185	-
Total	¥ 254,462	¥ 70,781	¥ 12,330	¥ 502	¥ 66,056	¥ 595,807	¥ -273,718	¥ 4,014,371
ss trading profit	¥ 13,204	¥ 10,953	¥ 3,556	¥ 502	¥ 2,328	¥ 40,920	¥ -3,796	¥ 236,226
rating profit (loss)	¥ 2,271	¥ 3,266	¥ 96	¥ 176	¥ - 131	¥ 9,624	¥ 1,952	¥ 65,377
nent net income (loss)	¥ 3,828	¥ 939	¥ 2,334	¥ 10,774	¥ - 14	¥ 5,747	¥ -10,085	¥ 38,123
nent asset (September 30, 2005)	¥ 668,403	¥ 318,120	¥ 119,406	¥ 73,926	¥ 52,430	¥ 473,373	¥ 380,757	¥ 4,313,988

Segment Information (continued)

Millions of yen

1st Half FY2004 (April 1, 2004 - September 30, 2004)	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation machinery	Industrial machinery & information business
Total volume of trading transactions:								
Outside customers	¥ 479,762	¥ 172,924	¥ 375,513	¥ 305,093	¥ 812,861	¥ 289,085	¥ 292,780	¥ 228,262
Inter-segment	3,782	1,402	19,066	12,459	534	11,627	17,235	4,430
Total	¥ 483,544	¥ 174,326	¥ 394,579	¥ 317,552	¥ 813,395	¥ 300,712	¥ 310,015	¥ 232,692
Gross trading profit	¥ 36,282	¥ 12,265	¥ 22,499	¥ 14,508	¥ 19,879	¥ 7,358	¥ 24,599	¥ 18,422
Operating profit (loss)	¥ 5,207	¥ 2,347	¥ 6,583	¥ 3,747	¥ 10,479	¥ 3,301	¥ 5,947	¥ - 2,563
Segment net income (loss)	¥ 1,371	¥ 990	¥ 4,192	¥ 3,452	¥ 7,213	¥ 4,140	¥ 4,933	¥ - 6,836
Segment asset (March 31, 2005)	¥ 398,517	¥ 119,807	¥ 317,678	¥ 167,157	¥ 390,939	¥ 195,110	¥ 290,782	¥ 228,563

Millions of yen

	Plant, Power & Infrastructure projects	Development & construction	Finance & logistics business	Iron & Steel strategies and coordination	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 240,082	¥ 58,199	¥ 8,836	¥ 630	¥ 60,088	¥ 418,080	¥ - 154	¥ 3,742,041
Inter-segment	178	189	1,720	18	7,648	161,551	-241,839	-
Total	¥ 240,260	¥ 58,388	¥ 10,556	¥ 648	¥ 67,736	¥ 579,631	¥ -241,993	¥ 3,742,041
Gross trading profit	¥ 12,533	¥ 10,820	¥ 3,007	¥ 648	¥ 1,990	¥ 38,700	¥ - 12,673	¥ 210,837
Operating profit (loss)	¥ 83	¥ 2,487	¥ -334	¥ 270	¥ 314	¥ 8,532	¥ - 5,752	¥ 40,648
Segment net income (loss)	¥ 3,001	¥ -2,738	¥ 1,597	¥ 5,814	¥ -295	¥ 4,697	¥ - 7,372	¥ 24,159
Segment asset (March 31, 2005)	¥ 643,435	¥ 317,692	¥ 128,760	¥ 64,368	¥ 52,844	¥ 435,506	¥ 456,879	¥ 4,208,037

(Note 1) ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.
For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 3) Effective April 1, 2005, the segments of ***Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship***, and ***Telecom & Information*** have been reorganized as ***Transportation machinery, Industrial machinery & Information business***, and ***Plant, Power & Infrastructure***. Furthermore, ***Iron & Steel strategies and coordination department***, which was formerly included in ***Corporate & Elimination***, has been indicated as an independent operating segment from FY2005 due to significance of its business. Accordingly, the above segment information has been restated.

(Note 4) In accordance with SFAS No.144, some of the total consolidated figures for the previous fiscal year have been reclassified. Reclassifications to "loss in relation to discontinued operations (after accounting for tax effect)" are included in "corporate and eliminations".

(Note 5) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions centering on fertilizer-related products declined ¥8.9 billion (1.8%) year-on-year during the period. Gross trading profit declined ¥2.4 billion (6.7%) mainly because a subsidiary company was converted into an affiliated company.

Textile transactions declined ¥7.3 billion (4.2%) owing to lower third-country transactions of raw materials. Gross trading profit declined ¥0.1 billion (0.9%) year-on-year as profitability on fabrics declined which was only partly offset by the increased profitability in textile products.

Forest Products & General Merchandise transactions declined ¥2 billion(0.5%) year-on-year on a decrease of printing paper-related transactions and a weak plywood market. Gross trading profit was flat with the same period a year earlier.

Chemicals transactions increased ¥64.5 billion (20.3%) over the same period a year earlier on growth in basic chemicals, electronic materials and synthetic resins. Gross trading profit rose ¥1.8 billion (12.7%) reflecting the increase of sales in these area and the profit growth in vinyl chloride alkali.

Energy transactions grew ¥187.1 billion (23%) year-on-year supported by oil-related trade, while gross trading profit grew ¥10.2 billion (51.1%) supported by oil-related trade and higher earnings from new concessions.

Metals & Mineral Resources transactions increased ¥41.7 billion (13.9%) year-on-year supported mainly by rising coal and iron ore prices. Gross trading profit also rose ¥3.7 billion (49.7%) reflecting the profit growth in these areas.

Transportation Machinery transactions expanded ¥48.7 billion (15.7%) supported mainly by ship-related trade. Gross trading profit increased ¥0.2 billion (0.7%) as lower earnings in private aircraft and defense system-related businesses were more than offset by sales from construction and agricultural machinery as well as ship-related trade.

Industrial machinery & information business transactions declined ¥62.6 billion (26.9%) year-on-year due the merger of a computer-related company which was converted into an affiliated company. The resulting decrease in sales also translated into a ¥0.6 billion (3.3%) decline in gross trading profit.

Plant, Power & Infrastructure transactions increased ¥14.2 billion (5.9%) year-on-year supported mainly by the electric power operating company. Gross trading profit grew ¥0.7 billion (5.4%) reflecting the increase in sales.

Development & Construction transactions were ¥12.4 billion (21.2%) higher than the same period a year earlier. Gross trading profit increased ¥0.1 billion (1.2%).

Finance & Logistics Business transactions grew ¥1.8 billion (16.8%) year-on-year supported by growth in funds and logistics-related businesses. Gross trading profit grew ¥0.5 billion (18.3%) reflecting the sales growth in these areas.

Iron & Steel strategies and coordination department transactions declined ¥0.1 billion (22.5%) over the same period a year earlier. Gross trading profit also fell ¥0.1 billion (22.5%). However, Marubeni-Itochu Steel Inc. (MISI) recorded favorable financial performance supported by strong demand for steel products mainly in Japan, China, Southeast Asia and the U.S.

Domestic Branches & Offices While transactions for cement and raw concrete saw growth, the transfer of steel material commercial rights to an affiliated company resulted in total sales for the segment declining by ¥1.7 billion (2.5%) year-on-year. Gross trading profit grew ¥0.3 billion (17%) supported by favorable condominium sales.

Overseas Corporate Subsidiaries & Branches transactions grew ¥16.2 billion (2.8%) year-on-year supported mainly by the automobile, construction machinery and agrichemicals businesses in the U.S. Gross trading profit also increased ¥2.2 billion (5.7%) supported by the profit growth in the U.S. agrichemicals business.

egment Information (continued)

Geographical Segments

ne Company's geographical segment information for the 1st Half FY2005 and 1st Half FY2004, were as follows:

Millions of yen

1st Half FY2005 (April 1, 2005 – September 30, 2005)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥3,051,481	¥ 445,231	¥ 191,168	¥ 217,685	¥ 108,806	¥ -	¥ 4,014,371
Inter-segment	941,316	130,522	11,524	84,570	4,440	-1,172,372	-
Total	¥ 3,992,797	¥ 575,753	¥202,692	¥ 302,255	¥ 113,246	¥ -1,172,372	¥ 4,014,371
Segment operating profit (loss)	¥ 27,091	¥ 14,270	¥ 6,856	¥ 13,930	¥ 4,334	¥ -1,104	¥ 65,377
Segment assets (September 30, 2005)	¥ 2,005,792	¥ 407,767	¥ 209,917	¥ 318,245	¥ 86,654	¥ -149,926	¥ 2,878,449
Other assets							¥ 1,435,539
Total assets							¥ 4,313,988

Millions of yen

1st Half FY2004 (April 1, 2004 – September 30, 2004)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥2,798,592	¥ 438,747	¥ 172,953	¥ 246,165	¥ 85,584	¥ -	¥ 3,742,041
Inter-segment	812,099	117,821	15,297	85,635	3,217	-1,034,069	-
Total	¥ 3,610,691	¥ 556,568	¥ 188,250	¥ 331,800	¥ 88,801	¥ -1,034,069	¥ 3,742,041
Segment operating profit (loss)	¥ 14,250	¥ 7,540	¥ 4,599	¥ 10,096	¥ 4,541	¥ -378	¥ 40,648
Segment assets (March 31, 2005)	¥ 1,972,332	¥ 332,063	¥ 207,351	¥ 302,498	¥ 70,021	¥ -126,738	¥ 2,757,527
Other assets							¥ 1,450,510
Total assets							¥ 4,208,037

Note 1) Countries and regions are categorized by geographical classification.
Note 2) Major countries or areas that belong to each category:
1. North America ------ USA, Canada
2. Europe -------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others --------------- Central and South America, Africa

Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities.
Inter-segment transactions are generally priced in accordance with the prevailing market prices.
Note 4) For Japanese investors' convenience, Total volume of trading transactions and Segment operating profit (loss) are shown according to Japanese accounting practice.
Note 5) In accordance with SFAS144, some of the figures for the 1st Half FY2004 have been reclassified, in relation to operations discontinued during the 1st Half FY2005.
Note6) Subsidiary companies of Bermuda registry, formerly included in *Other*, have been indicated in a category of *Japan* from 1st Half FY2005 due to significance of its bushiness.
Accordingly, the above segment information has been reclassified.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities (millions of yen)

	September 30, 2005				March 31, 2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	185	-	-	185	701	183	-2	882
Total	185	-	-	185	701	183	-2	882
Non-current:								
Debt securities	23,250	242	-5	23,487	22,720	501	-9	23,212
Marketable equity securities	134,839	120,851	-5,306	250,384	140,249	74,516	-7,155	207,610
Total	158,089	121,093	-5,311	273,871	162,969	75,017	-7,164	230,822

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to Accumulated other comprehensive income (loss) in shareholders' equity.
**Debt securities* consist mostly of corporate bonds.

Held-to-maturity securities (millions of yen)

	September 30, 2005				March 31, 2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	30,572	109	-	30,681	28,067	191	-120	28,138
Total	30,572	109	-	30,681	28,067	191	-120	28,138
Non-current:								
Debt securities	8,850	1,036	-	9,886	14,300	816	-	15,116
Total	8,850	1,036	-	9,886	14,300	816	-	15,116

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
**Debt securities* consist mostly of corporate bonds.

*In addition to the above stated securities, 3,856 million yen and 3,997 million yen of marketable securities for sale are held at September 30, 2005 and at March 31, 2005, respectively.
The net unrealized gain of 89 million yen for FY2005 and loss of -8 million yen for FY2004 have respectively been included in the income statements.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		September 30 2005	Established Bought	Liquidated Divestiture	March 31 2005	Variance
Subsidiaries	Domestic	148	21	-4	131	+17
	Overseas	244	10	-4	238	+6
	Total	392	31	-8	369	+23
Affiliated companies	Domestic	57	12	-2	47	+10
	Overseas	113	4	0	109	+4
	Total	170	16	-2	156	+14
	Domestic	205	33	-6	178	+27
	Overseas	357	14	-4	347	+10
	Total	562	47	-10	525	+37

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Marubeni Retail Investment Corporation	JPY	200 mil	100.00%	control over stock
Marubeni Power Development Co.	JPY	10 mil	100.00%	M&A and Development alongside with Operation & Maintenance of Power Plants
Tobu Store Co., Ltd.	JPY	9,022 mil	29.76%	Retailer
GCI Capital Co., Ltd.	JPY	331 mil	19.42%	Investment adviser and FOREX margin business.
Shanghai Marubeni Paper Sales Co., Ltd.	RMB	40 mil	70.00%	Trading of Paper and Paperboard
Gangwon Wind Power Co., Ltd.	KRW	37,862 mil	30.00%	Wind-power generation industry
KEY PLASTICS (DALIAN) Co., LTD.	JPY	700 mil	20.00%	Production and sales of molded plastic.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Nexion Corporation	Sold (*)	96.43%	Video transmission sevice, broadband media service
GCI Asset Management Inc.	Equity conversion	49.77%	advice regarding asset management and investment
OM2 Network Co., Ltd.	Sold	19.09%	Meat retailer
NEXION MEDIA	Sold (*)	96.43%	introduce a service to the picture transmission

Note: (*) Decrease in equity portion due to allocation of new shares to third party.

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		September 30, 2005			September 30, 2004			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	141	273	414	122	258	380	19	15	34
	Surplus amount	17.5	39.9	57.4	13.4	34.4	47.8	4.1	5.5	9.6
Loss-making companies	No. of companies	64	84	148	56	87	143	8	-3	5
	Deficit amount	-5.5	-8.2	-13.7	-11.5	-11.1	-22.6	6.0	3.0	8.9
Total	No. of companies	205	357	562	178	345	523	27	12	39
	Net Profit/Loss	11.9	31.8	43.7	1.9	23.3	25.2	10.1	8.5	18.6
Surplus company ratio		68.8%	76.5%	73.7%	68.5%	74.8%	72.7%	+0.3 points	+1.7 points	+1.0 points

(Note) Surplus/Deficit amount is based on equity method

Financial Results for the 1st Half I

(Unit: billions of yen)

Operating Results	1st Half FY2004 Results(*5)	1st Half FY2005 Results		Prospects for FY2005	
			Variance		Variance from initial prospect
Total volume of trading transactions (*1)	3,742.0	4,014.4	272.3	8,700.0	700.0
Gross trading profit	210.8	236.2	25.4	490.0	5.0
Selling, general and administrative expenses	-167.7	-167.7	0.0	-350.0	-
Provision for doubtful accounts	-2.5	-3.2	-0.7	-5.0	-
Operating profit (*1)	40.6	65.4	24.7	135.0	5.0
Interest expense, net of interest income	-12.4	-12.2	0.2	-30.0	-
Dividends	4.9	5.6	0.7	10.0	3.0
Gain (loss) on investment securities	8.8	1.9	-6.9	} -15.0	} 5.0
Gain (loss) on property and equipment	-2.7	-3.2	-0.5		
Other-net	-6.5	-3.5	3.1		
Income (loss) from continuing operations before income taxes and equity in earnings (losses)	32.8	54.0	21.2	100.0	13.0
Provision (benefit) for income taxes	-18.5	-24.5	-6.0	-50.0	-3.0
Minority interests in consolidated subsidiaries	-1.5	-1.7	-0.2	-3.5	0.5
Equity in earnings (losses) of affiliated companies	12.5	16.7	4.2	30.0	6.0
Net income (loss) from continuing operations	25.2	44.5	19.3	76.5	16.5
Loss from Discontinued Operations(after income tax)	-1.1	-6.4	-5.3	-6.5	-6.5
Net income (loss)	24.2	38.1	14.0	70.0	10.0

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Revenue (*2)	1,535.1	1,527.7	-7.4		

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*3)	44.6	68.6	24.0	140.0	5.0
Core earnings (*4)	62.0	90.9	28.9	180.0	14.0

(*3) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)

(*4) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

(*5) In accordance with SFAS144, some of the figures for the 1st Half FY2004 have been reclassified, in relation to operations discontinued during the 1st Half FY2005.

Financial Condition	March 31 2005	September 30, 2005	
			Variance
Total assets	4,208.0	4,314.0	106.0
(Current assets)	(2,093.4)	(2,144.7)	51.4
(Fixed assets)	(2,114.7)	(2,169.3)	54.6
Shareholders' equity	443.2	513.7	70.6
Interest-bearing debt	2,286.4	2,253.1	-33.2
Net interest bearing debt	1,823.9	1,874.1	50.2
D/E ratio (*6)	4.12 times	3.65 times	-0.47 points

(*6) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	1st Half FY2004	1st Half FY2005
Cash flow by operating activities	34.8	3.7
Cash flow by investing activities	-0.1	-41.8
Free cash flows	34.8	-38.1
Cash flow by financing activities	-222.6	-59.1
Effect of exchange rate changes	1.3	5.3
Changes of cash and cash equivalents	-186.6	-91.9

Increase/Decrease of Consolidated Companies Surplus/Deficit	Sept. 30, 2004 Results	Sept. 30, 2005 Results	Variance
No. of profit making companies	380	414	34
Surplus amount	47.8	57.4	9.6
No. of loss making companies	143	148	5
Deficit amount	-22.6	-13.7	8.9
No. of profit making companies ratio	72.7%	73.7%	1.0 points

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators

	1st Half FY04	1st Half FY05	Variance
1) Foreign Exchange Rate (YEN/USD)	109.86	109.48	(Yen up by 0.38 yen)
2) Short-term Prime Rate (Japan) (%)	1.375	1.375	
Long-term Prime Rate (Japan) (%)	1.757	1.520	

Financial Yearly Prospects

	Prospects for FY2005
1) Foreign Exchange Rate (YEN/USD)	approx. 110
2) Short-term Prime Rate (Japan) (%)	1.375
Long-term Prime Rate (Japan) (%)	[illegible]

Highlights of the 1st H

- **Net income reach**
  the level of 24.2 bi
- **Adjusted operatin**
  54% year-on-year
  an increase by 28.
  that Marubeni's ea
- **Shareholders' equ**
  to 513.7 billion ye
  gains (losses) on in
- **Net interest-bearin**
  "under 2,trillion ye
  improvement of 0.

Main Items

1) **Total volume of trac**
   This item increased b
   seen in Energy(+187.
   & mineral resources
   resulted in a decrease
2) **Gross trading profit**
   Gross trading profit in
   significant increase.
3) **Provision for doubtf**
   Provision for doubtful
   in allowance for overs

Operating Segments
Agri-marine products
Textile
Forest products & general merchandise
Chemicals
Energy
Metals & mineral resources
Transportation Machinery
Industrial Machinery & Information Business
Plant,Power&Infrastracture Projects
Development & construction
Finance & logistics business
Iron & Steel Strategies and Coordination
Domestic branches & offices
Overseas corporate subsidiaries & branches
Corporate & elimination
Consolidated

(Note) Effective April 1, 200
Industrial machinery & Inforn
indicated as an independent o
(Note) In accordance with SF

- **The original forecast for co**
  the initial forecast (32 billio
  from leisure-related busines
- **We intend to pay a year-en**

October 28, 2005

'2005 and Prospects for FY2005 (US GAAP Basis)

Outline of Financial Results for the 1st Half FY2005

'FY2005 Financial Results

the highest record of 38.1 billion yen, 14 billion yen (58%) above
en yen marked in the 1st half of last fiscal year.
rofit was 68.6 billion yen, an increase by 24 billion yen, or
nd core earnings reached the 1st half record of 90.9 billion yen,
illion yen or 47% year on year, all of which clearly indicated
ings power is steadily growing.
increased by 70.6 billion yen compared to the FY2004 year-end
due to an increase in net income and improvement in unrealized
stment securities.
debt was 1,874.1billion yen, and maintain the "V"Plan target of
at March 2006". D/E ratio was 3.65 times, an significant
points compared to the FY2004 year-end.

g transactions ... 4,014.4 billion yen
'72.3 billion yen year-on-year. By segments, primary increases were
, Chemicals(+64.5), Transportation Machinery(+48.7), and Metal
41.7), while Industrial Machinery & Information Business(-62.6)

236.2 billion yen
ase by 25.4 billion yen year-on-year. By segment, Energy showed a

accounts ... -3.2billion yen
counts increased by 0.7 billion yen year-on-year due to an increase
s bad debt.

4) Interest expense, net of interest income ... -12.2 billion yen
Interest expense, net of interest income improved by 0.2 billion yen year-on-year.

5) Gain (Loss) on investment securities ...1.9 billion yen
- Gain (Loss) on sales of investment securities 2.5 billion yen (-9 billion yen year-on-year)
- Valuation loss on investment securities - 0.6 billion yen (+2 billion yen year-on-year)

This item worsened by 6.9 billion yen year on year since capital gain from sales of stock (IPP, Vodafone, etc.) was booked in the previous year.

6) Gain (Loss) on property and equipment ... -3.2 billion yen
- Gain on sale of property and equipment 0.6 billion yen (-1 billion yen year-on-year)
- Loss on sale/Valuation loss of property and equipment -3.7 billion yen (+ 0.5billion yen year-on- year)

This item deteriorated by 0.5 billion yen year-on-year, due to a decrease of Gain on sale of property and equipment

7) Other-net ... - 3.5 billion yen
This item improved by 3.1 billion yen year on year, mainly due to an improvement of foreign exchange gain (loss).

8) Equity in earnings (losses) of affiliated companies ... 16.7 billion yen
This item increased by4.2 billion yen year-on-year. Main items are provided below.

Marubeni-Itochu Steel Inc.	9.5 billion yen	(+4.4 billion yen year-on-year)
Nippon LP Resources	3.9 billion yen	(+1.9 billion yen year-on-year)
Thai Cold Rolled Steel	1.8 billion yen	(+ 0.9 billion yen year-on-year)
Yamaboshiya Co.,Ltd.	0.4 billion yen	(+0.4 billion yen year-on-year)
Daishowa-Marubeni	-0.5 billion yen	(-0.5 billion yen year-on-year)

9) Loss from Discontinued Operations(after income tax)... - 6.4 billion yen
- Losses associated with withdrawal from leisure-related business.

(Unit: billions of yen)

Gross trading profit			Net income (loss)			Main reasons for increase/decrease
1st Half FY04	1st Half FY05	Variance	1st Half FY04	1st Half FY05	Variance	
36.3	33.9	-2.4	1.4	3.4	2.0	Gross trading profit decreased due to the reclassification of some subsidiaries. However, Net income showed an increase because there was an extraordinary losses posted in FY2004 for the seafood related subsidiary.
12.3	12.2	-0.1	1.0	0.5	-0.5	Net income decreased due to a deterioration of operating profit.
22.5	22.5	0.0	4.2	-2.9	-7.1	Significant decrease in net income followed losses on leisure-related business.
14.5	16.4	1.8	3.5	4.4	1.0	Net income grew with an increase in gross trading profit mainly on synthetic resins, vinyl chloride alkali, and electronic materials.
19.9	30.0	10.2	7.2	9.5	2.3	Net income increased owing to a rise in gross trading profit from increased concessions in natural resources fields and trading of oil and gas.
7.4	11.0	3.7	4.1	7.9	3.7	Gross trading profit rose, due mainly to an increase in sales bolstering by soaring prices of coal and iron ore. In addition, net income remarkably increased due to rising equity in earnings from copper concentrate business.
24.6	24.8	0.2	4.9	3.0	-1.9	In spite of a rise in gross trading profit, primarily due to increased profits from shipping-related transactions, net income decreased due to loss provision for withdrawal from automotive-related subsidiaries.
18.4	17.8	-0.6	-6.8	-1.2	5.6	Net income significantly improved, since there were extraordinary losses posted in the 1st half of FY04 for subsidiaries.
12.5	13.2	0.7	3.0	3.8	0.8	Net income increased stemming from growing gross trading profit in IPP business.
10.8	11.0	0.1	-2.7	0.9	3.7	Net income marked a remarkable improvement, since there were extraordinary losses posted in the 1st half of FY04 for parent and subsidiaries.
3.0	3.6	0.5	1.6	2.3	0.7	Net income increased following the realization of capital gains from investment fund.
0.6	0.5	-0.1	5.8	10.8	5.0	Net income grew significantly due to a rise in equity earnings in Marubeni-Itochu Steel Inc.
2.0	2.3	0.3	-0.3	-0.0	0.3	Net income increasd, since there were extraordinary losses posted in the 1st half of FY04.
38.7	40.9	2.2	4.7	5.7	1.1	Net income Increased mainly in Marubeni America Corporation
-12.7	-3.8	8.9	-7.4	-10.1	-2.7	------------
210.8	236.2	25.4	24.2	38.1	14.0	

the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery, ion business, and Plant, Power & Infrastructure Projects. Furthermore, Iron & Steel Strategies and Cordination, which was formerly included in Corporate & Elimination, has been ating segment from FY2005 due to significance of its business. Accordingly, the above segment information has been restated.
144, some of the figures for the 1st Half FY2004 have been reclassified, in relation to operations discontinued during the 1st Half FY2005.

Outline of FY2005 Prospects

olidated net income announced at the beginning of this fiscal year has been revised upward to 70 billion yen, since consolidated net income for this 1st half exceeded yen) by 6.1billion yen, driven by good performance primarily in Energy and Metals and Mineral Resouces, in spite of losses(- 6.4billion yen) associated with withdrawal

ash dividend of 6 yen (including interim dividend of 2 yen) per share as initially planned.
pected to be between 3 and 4 times.